40-33

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-8038
(Invesco Variable
Branch 2U)

SEC MAIL RECEIVED PROCESSING SECTION
FEB 0 6 2006
WASH. D.C. 185

January 27, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of **Attachment 1** and **Attachment 2** for **Plaintiffs' Response to Defendants' Motion to Dismiss** in *Marvin Hunt,, et al. v. INVESCO Funds Group, Inc., et al, Jeffrey S. Thomas, et al. v. A I M Advisors, Inc., et al and A I M Distributors, Inc.*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

06027021

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
MAR 0 7 2006
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-012706SEC.doc
012706 (1) vtt

ATTACHMENT 1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re ALLIANCEBERNSTEIN MUTUAL FUNDS EXCESSIVE FEE LITIGATION	MASTER FILE: 04-cv-4885 (SWK)
THIS DCOUMENT RELATES TO: All Actions	

CONSOLIDATED AMENDED COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included interviews with persons with knowledge of the conduct complained of herein and a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class and derivative action based upon the charging of excessive and improper fees and expenses to AllianceBernstein mutual fund investors by Alliance Capital Management, L.P. ("Alliance"), the investment adviser of the AllianceBernstein family of mutual funds, and those of its subsidiaries and affiliates also named herein as Defendants. Defendants then used these fees, in part, to improperly pay and induce brokerage firms to steer more investors into AllianceBernstein mutual funds (the "AllianceBernstein Funds" or the "Funds"). As a result of their material omissions and conduct detailed below, Defendants are liable under the Investment Advisers Act of 1940 (the "Investment Advisers Act"); the

Investment Company Act of 1940 (the "Investment Company Act"); for unjust enrichment; and for breaches of their fiduciary duties to a class (the "Class") of all persons or entities who held one or more shares or other ownership units of AllianceBernstein Funds, as set forth in Exhibit A hereto, during the period June 22, 1999 to November 17, 2003, inclusive (the "Class Period"), and who were damaged thereby.

2. In essence, Defendants used AllianceBernstein Fund investor assets to pay kickbacks to brokerages in exchange for the brokerages steering their clients into AllianceBernstein Funds. Defendants referred to this as buying "shelf-space" at the brokerages where they made undisclosed and improper payments to brokerages including Morgan Stanley, Salomon Smith Barney, Wachovia Securities, Chase Investment Services, and UBS Financial Services to induce them to direct investors into AllianceBernstein Funds. In addition, Defendants paid brokerages to push AllianceBernstein Funds through the use of directed brokerage -- awarding a brokerage firm the business, and resulting commissions, of conducting transactions of the fund's underlying securities. Then, once invested in one or more of the AllianceBernstein Funds, the investors were charged and paid undisclosed fees to Defendants that were used improperly by Defendants to pay brokers to push AllianceBernstein Funds on still more investors in order to increase the level of investments in AllianceBernstein Funds.

3. Alliance was motivated to engage in this undisclosed plan of charging excessive fees to Fund investors to capitalize on Defendants' scheme to induce brokers to steer investors into AllianceBernstein Funds. The fees Alliance collected for managing and advising the AllianceBernstein Funds were calculated as a percentage of the Funds' value and, therefore, increased as the assets invested in the AllianceBernstein Funds grew. While Alliance thus

benefited from the increase in Fund assets, neither the Funds nor the Fund investors benefited from expanding the size of the Funds.

4. Defendants' practice of charging excessive fees and commissions to AllianceBernstein Funds investors to pay and induce brokers to steer investors into AllianceBernstein Funds necessarily created material insurmountable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but, in fact, were only concerned with their pay-offs from Alliance.

5. The practice of charging excessive fees and commissions also created material insurmountable conflicts of interest for the investment advisers to the AllianceBernstein Funds who had a duty to act in the best interests of fund investors, but were, in fact, primarily concerned with siphoning fees from AllianceBernstein Funds investors to induce brokers to increase artificially the amount of investment in AllianceBernstein Funds.

6. The truth about Alliance began to emerge on November 17, 2003, when the SEC and the National Association of Securities Dealers ("NASD") fined and sanctioned the brokerage house Morgan Stanley for, among other wrongdoing, accepting Defendants' impermissible payments in exchange for aggressively pushing AllianceBernstein Funds over other mutual funds through a program known as the "Partners Program." Pursuant to the November 17, 2003 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions In The Matter of Morgan Stanley DW, Inc. (the "Morgan Stanley SEC Cease-and-Desist Order"), Morgan Stanley was required to "place and maintain on its website within 15 days of the date of entry of the Order disclosures respecting the Partners Program to include . . . the fund complexes participating in the program." *See* http://www.sec.gov/litigation/admin/33-8339.htm at ¶ 43a. As a result, on December 1, 2003,

the Morgan Stanley website acknowledged that AllianceBernstein was one of the fund families that participated in the Partners Program. *See* www.morganstanley.com/cgi-bin/morganstanley.com/pressroom.cgi?action=load&uid=306.

7. In the action against Morgan Stanley, the SEC condemned practices identical to the ones complained of herein stating that:

> This matter arises from Morgan Stanley DW's failure to disclose adequately certain material facts to its customers . . . [namely that] it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments.
>
> * * *
>
> Although the Asset Retention Program and Partners funds' prospectuses and SAIs [Statements of Additional Information] contain various disclosures concerning payments to the broker-dealers distributing their funds, none adequately disclose the preferred programs as such, nor do most provide sufficient facts about the preferred programs for investors to appreciate the dimension of the conflicts of interest inherent in them. For example, none of the prospectuses specifically discloses that Morgan Stanley DW receives payments from the fund complexes, that the fund complexes send portfolio brokerage commissions to Morgan Stanley DW or Morgan Stanley & Co. in exchange for enhanced sales and marketing, nor do they describe for investors the various marketing advantages provided through the programs.

See Morgan Stanley Cease and Desist Order, at http://www.sec.gov/litigation/admin/33-8339.htm.

8. The SEC concluded that such conduct violated Section 17(a)(2) of the Securities Act of 1933 ("Securities Act"), among other statutes, that prohibits one from obtaining money or property "by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statement made, in light of the circumstance under which they [were] made, not misleading." *Id.*

9. In a similar enforcement action, the NASD also condemned the practices at issue here and concluded that such payments to brokerages violated NASD Rule 2830(k), a rule that prohibits the type of directed brokerage payments made by Alliance.

10. Additional actions by the SEC, NASD, and/or the New York Stock Exchange ("NYSE") against Franklin Advisers, Inc., Franklin Templeton Distributors, Inc., Edward D. Jones & Co., L.P., Massachusetts Financial Services, and PIMCO Advisers Fund Management LLC further illustrate the regulatory crackdown on mutual funds that had engaged in directed brokerage and revenue-sharing, and the recognition of the regulators that this conduct violates applicable statutes and regulations.

11. The actions by Alliance created insurmountable, unmanageable conflicts of interest that were not disclosed and that constituted violations of Defendants' fiduciary duties owed to the Funds' investors, and violations of the Investment Company Act and Investment Advisers Act. Defendants purposefully omitted to disclose any of the improper excessive fees and commissions passed on to Plaintiffs and the other members of the Class. Defendants concealed such fees used to induce brokers to push AllianceBernstein Funds as they realized that the inducements created an insurmountable conflict of interest material to any reasonable person deciding whether to invest in AllianceBernstein Funds.

12. The actions of Defendants described herein are no different from those already condemned by the SEC and NASD. As described by Senator Peter Fitzgerald (R-Ill.) in a January 28, 2004 article in *The Los Angeles Times* about a Senate committee hearing on mutual fund abuses, "'the mutual fund industry is indeed the world's largest skimming operation,'" tantamount to "'a $7-trillion trough' exploited by fund managers, brokers and other insiders."

JURISDICTION AND VENUE

13. The claims asserted herein arise under and pursuant to Sections 34(b), 36(a) and (b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, 28 U.S.C. §§ 1331, 1337, and common law.

14. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b). This action is also brought under the doctrine of pendant and supplemental jurisdiction.

15. Many of the acts charged herein, including the creation and utilization of improper revenue-sharing agreements, the failure to disclose the excessive fees and commissions that Defendants improperly siphoned from AllianceBernstein Funds investors, and the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Additionally, Defendants maintain their headquarters in this judicial district.

16. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiffs

17. Plaintiff Cooper Aucoin held during the Class Period and continues to hold shares or units of the AllianceBernstein Growth & Income B Fund has been damaged by the conduct alleged herein. A copy of his verification is attached as Exhibit B, submitted herewith.

18. Plaintiff Maria Victorino Bergmann held during the Class Period and continues to hold shares or units of the AllianceBernstein Global Strategic Income Trust and has been damaged by the conduct alleged herein.

19. Plaintiff Robert M. Baker held during the Class Period and continues to hold shares or units of the AllianceBernstein Growth & Income Fund, the Alliance Bernstein Exchange Reserves, and the AllianceBernstein Premier Growth Fund and has been damaged by the conduct alleged herein.

20. Plaintiff Victoria Ann Hendon held during the Class Period and continues to hold shares or units of the AllianceBernstein Technology Fund and has been damaged by the conduct alleged herein.

21. Plaintiff Peggy Batey held during the Class Period and continues to hold shares or units of the AllianceBernstein Technology Fund and has been damaged by the conduct alleged herein. A copy of her verification is attached as Exhibit B, submitted herewith.

22. Plaintiff Martha B. Bodek held during the Class Period shares of the AllianceBernstein Muni Income Fund Pennsylvania Portfolio and has been damaged by the conduct alleged herein.

23. Plaintiff Winnie B. Fang held during the Class Period and continues to hold shares or units of the AllianceBernstein Global Strategic Income Trust, the AllianceBernstein

Muni Income Fund California Portfolio, the AllianceBernstein Growth & Income Fund, and the AllianceBernstein Premier Growth Fund and has been damaged by the conduct alleged herein.

24. Plaintiff Margaret LePique held during the Class Period and continues to hold shares or units of the AllianceBernstein Growth & Income Fund, the AllianceBernstein Utility Income Fund, and the AllianceBernstein Balanced Shares Fund and has been damaged by the conduct alleged herein. During the Class Period, Margaret LePique also held shares or units of the AllianceBernstein Municipal Income Fund Insured National Portfolio and has been damaged by the conduct alleged herein. A copy of her verification is attached as Exhibit B, submitted herewith.

25. Plaintiff Thomas S. LePique held during the Class Period and continues to hold shares or units of the AllianceBernstein Growth & Income Fund, the AllianceBernstein Utility Income Fund, and the AllianceBernstein Balanced Shares Fund and has been damaged by the conduct alleged herein. During the Class Period, Thomas S. LePique also held shares or units of the AllianceBernstein Municipal Income Fund Insured National Portfolio and has been damaged by the conduct alleged herein. A copy of his verification is attached as Exhibit B, submitted herewith.

26. Plaintiff George Robert Perry held during the Class Period and continues to hold shares or units of the AllianceBernstein Technology Fund and has been damaged by the conduct alleged herein.

27. Plaintiff Veronica H. Townsend held during the Class Period shares or units of the AllianceBernstein High Yield Fund and has been damaged by the conduct alleged herein.

28. Plaintiff Sandra C. Cheatwood held during the Class Period and continues to hold shares or units of the AllianceBernstein Premier Growth Fund and has been damaged by the conduct alleged herein.

29. Plaintiff Frances J. Fox held during the Class Period and continues to hold shares or units of the AllianceBernstein Premier Growth Fund and has been damaged by the conduct alleged herein.

30. Plaintiff Robert W. Wood 1988 Trust, Robert W. Wood Trustee held during the Class Period shares or units of the AllianceBernstein Muni Income Fund California Portfolio and has been damaged by the conduct alleged herein.

31. Plaintiff Barbara J. Bash held during the Class Period and continues to hold shares or units of the AllianceBernstein Muni Income Fund Arizona Portfolio and has been damaged by the conduct alleged herein. A copy of her verification is attached as Exhibit B, submitted herewith.

32. Plaintiff Philip M. Dowling held during the Class Period and continues to hold shares or units of the AllianceBernstein Muni Income Fund California Portfolio and has been damaged by the conduct alleged herein.

33. Plaintiff Paul Boback held during the Class Period shares or units of the AllianceBernstein High Yield Fund and has been damaged by the conduct alleged herein.

34. Plaintiff Lawrence D. Conrad held during the Class Period and continues to hold shares or units of the AllianceBernstein Technology Fund, the AllianceBernstein Growth Fund, the AllianceBernstein Premier Growth Fund, and the AllianceBernstein Growth & Income Fund and has been damaged by the conduct alleged herein.

35. Plaintiff Delight F. Erickson held during the Class Period and continues to hold shares or units of the AllianceBernstein Growth Fund and the AllianceBernstein Premier Growth Fund and has been damaged by the conduct alleged herein. A copy of her verification is attached as Exhibit B, submitted herewith.

36. Plaintiff Sharon A. Gray, Custodian Ryan Gray UTMA CA held during the Class Period and continues to hold shares or units of the AllianceBernstein Premier Growth Fund and has been damaged by the conduct alleged herein.

37. Plaintiff Hal and Shari Smith Family Trust held during the Class Period and continues to hold shares or units of the AllianceBernstein Technology Fund and the AllianceBernstein Growth & Income Fund and has been damaged by the conduct alleged herein. A copy of its verification is attached as Exhibit B, submitted herewith.

38. Plaintiff Albert P. Stello, Jr. held during the Class Period shares or units of the AllianceBernstein Muni Income Fund Virginia Portfolio and has been damaged by the conduct alleged herein.

39. Plaintiff Donna D. Stello held during the Class Period shares or units of the AllianceBernstein Muni Income Fund Virginia Portfolio and has been damaged by the conduct alleged herein.

40. Plaintiff Jack G. Rickard held during the Class Period and continues to hold shares or units of the AllianceBernstein High Yield Fund and the AllianceBernstein Technology Fund and has been damaged by the conduct alleged herein. A copy of his verification is attached as Exhibit B, submitted herewith.

41. Plaintiff Martha E. Rickard held during the Class Period and continues to hold shares or units of the AllianceBernstein High Yield Fund and the AllianceBernstein Technology

Fund and has been damaged by the conduct alleged herein. A copy of her verification is attached as Exhibit B, submitted herewith.

42. Plaintiff George W. Bookhout and Helen L. Bookhout, as Trustees of the Bookhout Family Trust held during the Class Period and continues to hold shares or units of the AllianceBernstein Technology Fund and has been damaged by the conduct alleged herein. A copy of their verification is attached as Exhibit B, submitted herewith.

43. Plaintiffs John H. Slaentine and Melva Jean Purcell held during the Class Period and continue to hold shares or units of the AllianceBernstein Growth Fund and have been damaged by the conduct alleged herein. A copy of their verification is attached as Exhibit B, submitted herewith.

Defendants

The Investment Adviser and Alliance Defendants

44. Defendant Alliance, a registered investment adviser under the Investment Advisers Act of 1940, as amended, provides diversified investment management and related services globally to a broad range of clients including institutional investors, private clients, individual investors and institutional investors. Alliance also provides a broad offering of investment products, global in scope, with expertise in both taxable and tax-exempt securities. Alliance operates in four business segments: Institutional Investment Management Services, Private Client Services, Retail Services and Institutional Research Services. Alliance supervises client accounts with assets as of June 30, 2003 totaling approximately $426 billion. Alliance maintains its principal place of business at 1345 Avenue of the Americas, New York, NY 10105.

45. Defendant Alliance Capital Management Holdings L.P. ("Alliance Capital") conducts its diversified investment management services business through Alliance. Alliance

Capital's principal place of business is located at 1345 Avenue of the Americas, New York, NY 10105.

46. Defendant Alliance Capital Management Corporation ("ACMC"), an indirect wholly-owned subsidiary of Defendant AXA Financial, Inc., conducts diversified investment management services business. ACMC's principal place of business is located at 1345 Avenue of the Americas, New York, NY 10105.

47. Defendants Alliance, Alliance Capital, and ACMC are collectively referred to as the "Investment Adviser Defendants."

48. Defendant AXA Financial, Inc. ("AXA Financial") is engaged in financial protection and wealth management. The Company operates primarily in western Europe, North America and the Asia-Pacific region, and, to a lesser extent, in other regions including the Middle East, Africa and South America. AXA Financial is a Delaware corporation which maintains its principal place of business at 1290 Avenue of the Americas, New York, NY 10104.

49. AllianceBernstein Investment Research and Management, Inc. (formerly known as Alliance Fund Distributors, Inc.) ("Alliance Distributorss") is the distributor of the AllianceBernstein Funds. Alliance Distributorss is located at 1345 Avenue of the Americas, New York, NY 10105.

The Officers and Director Defendants

The Directors

50. Defendants John D. Carifa ("Carifa"), Ruth Block ("Block"), David H. Dievler ("Dievler"), John H. Dobkin ("Dobkin"), William H. Foulk, Jr. ("Foulk"), Clifford L. Michel ("Michel"), and Donald J. Robinson ("Robinson") were Directors and/or Officers of the AllianceBernstein Funds during the Class Period and are collectively referred to herein as the

"Director Defendants." For the purposes of their service as directors of the AllianceBernstein Funds, the business address of each of the Director Defendants is 1345 Avenue of the Americas, New York, NY 10105.

51. During the Class Period, Carifa acted as a Director or Trustee of 51 companies in the AllianceBernstein fund complex and oversaw 116 portfolios in the fund complex. Carifa is an interested director because he also holds the positions of President, Chief Operating Officer and Director of ACMC. Carifa violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

52. During the Class Period, Block acted as a Director or Trustee of 43 companies in the AllianceBernstein fund complex and oversaw 97 portfolios in the fund complex. For her services as a Director of the AllianceBernstein Funds, Block received compensation totaling $192,600 for the fiscal year ended October 31, 2002. Block violated her fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

53. During the Class Period, Dievler acted as a Director or Trustee of 47 companies in the AllianceBernstein fund complex and oversaw 101 portfolios in the fund complex. Dievler was also the Senior Vice President of ACMC, responsible for mutual fund administration, until 1994. For his services as a Director, Dievler received compensation totaling $246,238 for the fiscal year ended October 31, 2002. Dievler violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

54. During the Class Period, Dobkin acted as a Director or Trustee of 45 companies in the AllianceBernstein fund complex and oversaw 98 portfolios in the fund complex. For his services as a Director, Dobkin received compensation totaling $241,700 for the fiscal year ended October 31, 2002. Dobkin violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

55. During the Class Period, Foulk acted as a Director or Trustee of 48 companies in the AllianceBernstein fund complex and oversaw 113 portfolios in the fund complex. For his services as a Director, Foulk received compensation totaling $241,700 for the fiscal year ended October 31, 2002. Foulk violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

56. During the Class Period, Michel acted as a Director or Trustee of 44 companies in the AllianceBernstein fund complex and oversaw 97 portfolios in the fund complex. For his services as a Director, Michel received compensation totaling $201,950 for the fiscal year ended October 31, 2002. Michel violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

57. During the Class Period, Robinson acted as a Director or Trustee of 46 companies in the AllianceBernstein fund complex and oversaw 96 portfolios in the fund complex. For his services as a Director, Robinson received compensation totaling $193,100 for the fiscal year ended October 31, 2002. Robinson violated his fiduciary duties to the Funds and the Funds'

investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

58. Defendants John Does 1-100 were Alliance Directors and/or Officers during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of plaintiffs' counsel's ongoing investigation.

The AllianceBernstein Funds

59. Nominal defendants the AllianceBernstein Funds, as identified on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, all having a Board of Trustees or Board of Directors charged with representing the interests of the shareholders in the Funds. The AllianceBernstein Funds are named as nominal defendants solely to the extent they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

60. The AllianceBernstein Funds offer multiple classes of shares, with each class representing a *pro rata* interest in each AllianceBernstein Fund. AllianceBernstein Fund shares are issued to AllianceBernstein Fund investors pursuant to Prospectuses that must comply with the federal securities laws, including the Investment Company Act. All of the Prospectuses are substantially the same on the matters relevant to this litigation.

61. Each of the AllianceBernstein Funds is an open-ended management investment company organized as either Massachusetts business trusts or Maryland corporations. An open-ended company is a management company that "offer[s] for sale or has outstanding any redeemable securit[ies] of which it is the issuer." 15 U.S.C. § 80a-5. A redeemable security is defined as "any security . . . under the terms of which the holder, upon its presentation to the

issuer . . . is entitled . . . to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." 15 U.S.C. §80a-2(a)(32).

62. All of the AllianceBernstein Funds offer securities. Many of the AllianceBernstein Funds offer multiple separate series of securities which are commonly referred to as Portfolios. Each of the Portfolios, as also identified on the list annexed hereto as Exhibit A, is a separate pool of capital invested by mutual fund shareholders constituting, in effect, a separate fund with its own investment objective, policies, and shares..

63. All of the AllianceBernstein Funds are alter egos of one another. The Funds are essentially pools of investor assets that are managed and administered by a common body of officers and employees of Alliance who administer the AllianceBernstein Funds generally. The AllianceBernstein Funds have no independent will and are totally dominated by Alliance and the common body of Directors established by Alliance. Thus, in substance, the AllianceBernstein Funds function as components of one unitary organization.

64. All AllianceBernstein Funds share Alliance as their investment adviser and share Alliance Distributors as their principal underwriter and distributor. The actions taken by Alliance and Alliance Distributors for an individual Fund also affects the other AllianceBernstein Funds. For example, the Statement of Additional Information to be read in conjunction with the Prospectus dated March 1, 2003, for the Premier Portfolio of AllianceBernstein Select Investor Series, Inc. (f/k/a Alliance Select Investor Series, Inc.) describes several ways in which the actions taken by Alliance and Alliance Distributorss impact all the Funds:

> Certain other clients of the Adviser may have investment objectives and policies similar to those of the Fund. The Adviser may, from time to time, make recommendations which result in the purchase or sale of a particular security by its other clients simultaneously with the Fund. If transactions on behalf of more than one client during the same period increase the demand for

securities being purchased or the supply of securities being sold, there may be an adverse effect on price or quantity. It is the policy of the Adviser to allocate advisory recommendations and the placing of orders in a manner which is deemed equitable by the Adviser to the accounts involved, including the Fund. When two or more of the clients of the Adviser (including the Fund) are purchasing or selling the same security on a given day from the same broker-dealer, such transactions may be averaged as to price.

* * *

In the purchase and sale of over-the-counter securities, it is the Fund's policy to use the primary market makers except when a better price can be obtained by using a broker. The Board of Directors has approved, as in the best interests of the Fund and the shareholders, a policy of considering, among other factors, sales of the Fund's shares as a factor in the selection of broker-dealers to execute portfolio transactions, subject to best execution. The Adviser is authorized under the Advisory Agreement to place brokerage business with such brokers and dealers. The use of brokers who supply supplemental research and analysis and other services may result in the payment of higher commissions than those available from other brokers and dealers who provide only the execution of portfolio transactions. In addition, the supplemental research and analysis and other services that may be obtained from brokers and dealers through which brokerage transactions are effected may be useful to the Adviser in connection with advisory clients other than the Fund.

Investment decisions for the Fund are made independently from those for other investment companies and other advisory accounts managed by the Adviser. It may happen, on occasion, that the same security is held in the portfolio of the Fund and one or more of such other companies or accounts. Simultaneous transactions are likely when several funds or accounts are managed by the same adviser, particularly when a security is suitable for the investment objectives of more than one of such companies or accounts. When two or more companies or accounts managed by the Adviser are simultaneously engaged in the purchase or sale of the same security, the transactions are allocated to the respective companies or accounts both as to amount and price, in accordance with a method deemed equitable to each company or account. In some cases this system may adversely affect the price paid or received by the Fund or the size of the position obtainable for the Fund.

Allocations are made by the officers of the Fund or of the Adviser. Purchases and sales of portfolio securities are determined by the

> Adviser and are placed with broker-dealers by the order department of the Adviser.

65. Similarly, the SEC issued a report in December 2000 titled "Division of Investment Management: Report on Mutual Fund Fees and Expenses" where it was noted that "... many fund expenses, including the management fee, are incurred at the portfolio level and then allocated among a fund's classes typically based on the relative net assets of each class."

SUBSTANTIVE ALLEGATIONS

DEFENDANTS IMPROPERLY USED FUND ASSETS TO UNDULY INFLUENCE BROKERS TO PUSH ALLIANCEBERNSTEIN FUNDS ON UNWITTING INVESTORS

Defendants Used Improper Means to Acquire "Shelf-Space" at Brokerages

66. Unbeknownst to Plaintiffs and the other members of the Class, Alliance used the assets of its mutual fund investors to participate in "shelf-space" programs at various brokerages, including, but not limited to, Morgan Stanley, Salomon Smith Barney, Wachovia Securities, Chase Investment Services, and UBS Financial Services. Alliance improperly paid these and other brokerages to aggressively push AllianceBernstein mutual funds on unwitting investors. Alliance made these payments through a variety of means including: directing the trades – and the lucrative commissions – in the securities and other investments of the underlying investment portfolios of the AllianceBernstein Funds to these brokerages ("directed brokerage"); paying excessive commissions under the guise of "Soft Dollars," as defined below; and, making other improper payments used as inducements to brokerages to steer their unwitting clients into AllianceBernstein Funds. To the extent revenue sharing payments were purportedly made from the assets of the Investment Adviser Defendants or Alliance Distributorss, those companies reimbursed themselves through management fees and other payments from the AllianceBernstein Funds.

67. These *quid pro quo* "shelf-space" arrangements between Defendants and the brokerage firms called for millions of dollars in additional compensation to be paid from Defendants to the brokerages as incentive to steer unwitting investors into the AllianceBernstein Funds, resulting in inflated fees being paid by investors. According to a former Internal Wholesaler who was employed by Alliance from September 2000 to January 2004, wholesalers were given a budget of support dollars to use to incentivize brokers. In addition, soft dollars were also used to incentivize brokers.

68. Pursuant to the "shelf-space" program agreements, brokers steered unknowing clients into AllianceBernstein Funds because the brokers were paid more for AllianceBernstein Funds than for other mutual funds. According to the former Wholesaler reference in paragraph 66, arrangements for shelf-space at brokerages were arranged by upper management. The brokerages would tell Alliance how much it would cost for Alliance to "pay to play."

69. The payments for these *quid pro quo* arrangements with brokerage houses came in the form of "revenue-sharing" payments consisting of improper and excessive "soft dollars," 12b-1 fees, and directed brokerage, among other improper inducements.

70. The costs of Alliance's revenue-sharing agreements were the burden of the AllianceBernstein Funds' shareholders through the fees and expenses paid by the Funds and their shareholders. As described in the Prospectus dated November 3, 2003 for the AllianceBenstein Growth Funds, which include the Premier Growth Fund, the Growth Fund, the Mid-Cap Growth Fund, the Small Cap Growth Fund, the Technology Fund, the Health Care Fund, the International Premier Growth Fund, the Worldwide Privatization Growth Fund, and the New Europe Fund, there are "fees and expenses that you [the shareholder] may pay if you buy and hold shares of the Funds." Theses are stated to include both "SHAREHOLDER FEES (fees paid

directly from your investments") and "ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets)."

71. In addition to receiving improper and excessive "12b-1" fees and higher commission for selling AllianceBernstein Funds, brokers were also treated to gifts and vacations. According to a former mutual fund broker who spent time with an Alliance wholesaler, Alliance was notorious for buying shelf-space. In addition, Alliance would routinely ship in lobster dinners as an incentive for brokers. According to the former Wholesaler referenced in paragraph 66, brokers would receive payments of thousands of dollars, trips to Mexico, fishing trips, and tickets to sporting events.

Defendants Paid Brokerages to Push Unwitting Clients into AllianceBernstein Funds

72. Defendants regularly made revenue-sharing payments to brokerage houses as part of the *quid pro quo* "shelf-space" arrangements. In other words, Defendants paid the brokerage houses and their brokers to push their clients into AllianceBernstein Funds. To the extent revenue-sharing payments were made by the Investment Adviser, the Investment Adviser recouped these payments through their management fees, thereby directly diminishing investors' holdings in the Funds.

73. Alliance set up a division called the New York Concierge Service ostensibly as a means to reimburse employees for business expenses. In reality, however, the New York Concierge Service was used to reimburse Alliance employees for payments to brokers who steered investors into AllianceBernstein Funds.

74. Alliance had agreements and arrangements with more than a dozen brokerage firms whereby AllianceBernstein Funds were promoted preferentially in exchange for special payment rates to brokers selling AllianceBernstein Funds, directed brokerage payments, vacations, and gifts. Many of these brokerage firms have now admitted their "shelf-space"

arrangements for which Alliance "paid to play" with funds siphoned from the Funds and their shareholders.

75. Although precise information regarding the total amount Alliance improperly paid under its multiple revenue-sharing agreements will not be available until discovery, information that has been made public by other major mutual fund companies, shows that tens of millions of dollars would have been paid by Alliance. For example, as reported in the December 29, 2004 edition of *The Wall Street Journal* "Regulators Find Problem Trading at Edward Jones – Firm Acknowledges to Government that it Failed to Disclose Practices Leading to Penalty and Shake Up," according to California Attorney General Bill Lockyer, Edward D. Jones & Co., L.P. received $300 million or more under its various revenue-sharing agreements with seven mutual fund families.

76. None of Alliance's improper revenue-sharing agreements was disclosed during the Class Period.

Alliance's Improper "Shelf-Space" Arrangements with Morgan Stanley

77. According to internal Morgan Stanley documents as well as former Morgan Stanley brokers who worked for Morgan Stanley during the Class Period, the "shelf-space program" in which Alliance participated at Morgan Stanley was called the "Asset Retention Program," later renamed the "Partners Program." The Partners Program was nothing more than a vehicle for enabling a series of veiled payments by mutual fund issues such as Alliance to Morgan Stanley to steer unknowing investors into their funds. **Under the "Partner's Program," Morgan Stanley brokers improperly and aggressively pushed AllianceBernstein Funds on unwitting clients solely because they received more cash to do so, not because such funds were in the best interests of the investors.** According to Morgan Stanley internal documents, Alliance paid millions of dollars during the Class Period in directed brokerage and

other means as part of the *quid pro quo* arrangement with Morgan Stanley to participate in the Morgan Stanley Partners Program. In numerous enforcement actions to date, such payments have been condemned by the SEC as being improper and creating conflicts of interest that were not properly disclosed to investors.

78. According to the Morgan Stanley SEC Cease-and-Desist Order:

> The selective marketing programs that Morgan Stanley DW operated, initially known as the Asset Retention Program and later as the Partners Program, created an undisclosed conflict of interest because Morgan Stanley DW was authorized to offer and sell shares of approximately 115 mutual fund complexes, but the firm and its FAs received additional compensation for the sale of the mutual funds of a select group of fund complexes.

See The Morgan Stanley SEC Cease-and-Desist Order, *at* http://www.sec.gov/litigation/admin/33-8339.htm.

79. Similarly, the NASD issued a news release, titled "NASD Charges Morgan Stanley with Giving Preferential Treatment to Certain Mutual Funds in Exchange for Brokerage Commission Payments" (the "November 17 NASD News Release"), which explained that:

> ...Morgan Stanley operated two programs - the Asset Retention Program and the Partners Program - in which it gave favorable treatment to products offered by as many as 16 mutual fund companies out of a total of over 115 fund complexes that could be sold by the firm's sales force. In return for these brokerage commissions and other payments, mutual fund companies received preferential treatment by Morgan Stanley...

See The November 17 NASD News Release, *at* http://www.nasd.com/web/idcplg?IdcServce=SS GET PAGE&ssDocName=NASDW 002819&ssSOurceNodeld=1108.

80. Through the Partners Program, Alliance paid excessive commissions to Morgan Stanley brokers to induce them to sell AllianceBernstein Funds. According to brokers employed by Morgan Stanley during the Class Period, and internal Morgan Stanley documents, pursuant to the Partners Program, Morgan Stanley adopted a broker "Incentive Compensation" payout grid

that provided up to 3% greater compensation for sales of "asset-based products" versus "transaction-based products." AllianceBernstein Funds were classified as "asset-based products," while non-Partner Program funds were classified as "transaction-based products" and resulted in a smaller payout to the broker.

81. Under the compensation grid discussed above, for instance, a broker whose annual production is over $1 million received 42% of the commissions on "asset-based products" and 40% of the commissions on "transaction-based products." Accordingly, brokers generally received a higher payout from the sale of AllianceBernstein Funds than "non-Partner" mutual funds.

82. Because of the improper use of mutual funds' assets paid out as inducements by Alliance, Morgan Stanley's management made it clear through firm-wide memos that it wanted its brokers to take advantage of the payout grid by directing investors into AllianceBernstein Funds.. As stated by Bruce Alonso, the managing director of Morgan Stanley's Investor Advisory Services Division, in a firm-wide message entitled "An Important Message from Bruce Alonso Regarding the 2003 Compensation Plan" circulated throughout Morgan Stanley in December of 2002: "the recently announced 2003 Compensation Plan provides you with the opportunity to increase your overall compensation by focusing on asset-based products," *i.e.*, AllianceBernstein Funds.

83. Additionally, in order to further push AllianceBernstein Funds and reap the benefits of the extra inducements from Alliance, Morgan Stanley management gave AllianceBernstein Funds priority placement in the review of fund materials to be distributed to Morgan Stanley brokers; gave Alliance access to Morgan Stanley's branch system at the branch managers' discretion; gave Alliance direct access to Morgan Stanley brokers; included Alliance

in Morgan Stanley broker events; and invited Alliance to participate in programs broadcasted to brokers over Morgan Stanley's internal systems.

84. In the Administrative Proceeding against Morgan Stanley, the SEC found that:

> In exchange for participation in the program, the Asset Retention Program Participants paid Morgan Stanley DW: (i) 15 or 20 basis points ("bps") on gross sales of open-end, variable-priced mutual fund shares (the "gross sales payments") and (ii) 5 bps on aged assets (participating fund shares held over one year), which the firm then paid to the FAs responsible for the accounts holding these assets. **These payments were in addition to existing payments such as commissions, 12b-1 fees, shareholder servicing fees and account maintenance fees.**
>
> * * *
>
> In return for their payments, program participants received a number of marketing benefits. First, **Morgan Stanley DW included all Asset Retention Program Participants on its "preferred list," which was a list of fund complexes that FAs should look to first in making recommendations of mutual fund products.** Second, it ensured that **Asset Retention Program Participants had a "higher profile" in Morgan Stanley DW's sales system than non-participating fund complexes** by, among other things, increasing the visibility of the Asset Retention Program Participants on its FAs' [Financial Advisers] workstations. Third, the program participants were eligible to participate in the firm's 401(k) programs and to offer offshore fund products to Morgan Stanley DW's customers.
>
> **Morgan Stanley DW also provided "incentives designed to support long-term mutual fund asset retention goals."** In particular, Morgan Stanley DW paid the 5bps component of the Asset Retention Program payment to FAs, thus incentivizing FAs to encourage their customers to make, and then retain over the specified time period, their investments in mutual fund complexes participating in the Asset Retention Program.

See The Morgan Stanley SEC Cease-and-Desist Order, *at* http://www.sec.gov/litigation/admin/33-8339.htm. [Emphasis added.]

85. Similarly, the November 17 NASD News Release stated that:

> [T]he participating mutual fund companies [including Alliance] paid Morgan Stanley an extra 15 to 20 basis points on each sale. This was over and above the normal fees earned by the firm for selling the funds.

See November 17 NASD News Release, *at* http://www.nasd.com/web/idcplg?IdcServce=SS GET PAGE&ssDocName=NASDW 002819&ssSOurceNodeld=1108.

86. The revenue sharing arrangements discussed above resulted in improperly inflated fees charged to investors with no resulting benefit to investors. As stated in the November 3, 2003 Prospectus for the AllianceBernstein Growth Funds, which is virtually identical in substance to all Prospectuses issued during the Class Period, these fees, which include management fees and 12b-1 fees, are "expenses that are deducted from Fund assets." After payment, the 12b-1 fees are specifically assessed against the interests of the individual shareholders. Furthermore, both 12b-1 and management fees immediately reduce the amount for which shareholders are legally entitled to redeem their shares. These fees included amounts sufficiently large to pay revenue sharing expenses directly or to reimburse the investment advisor, distributor or their affiliates for such payments. As explained in the November 17 NASD News Release:

> This extra compensation paid to Morgan Stanley for the preferential treatment included millions of dollars paid by the mutual funds through commissions charged by the firm for trades it executed for the funds. These commissions were sufficiently large to pay for the special treatment, as well as the costs of trade execution.

See The November 17 NASD News Release, *at* http://www.nasd.com/web/idcplg?IdcServce=SS GET PAGE&ssDocName=NASDW 002819&ssSOurceNodeld=1108.

The Fine and Censure of Morgan Stanley for its Involvement with Alliance And Other Preferred Partners

87. For its role in accepting improper inducement payments from Alliance, among other wrongdoing, Morgan Stanley has been fined and censured by the SEC and NASD and has agreed to pay fines totaling $50 million. On November 17, 2003, the SEC issued a press release (the "November 17 SEC Release") that announced:

> [T]he institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for **failing to provide customers important information relating to their purchases of mutual fund shares.** As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> * * *
>
> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. **The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.**
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

See SEC Charges Morgan Stanley With Inadequate Disclosure in Mutual Fund Sales - Morgan Stanley Pays $50 Million To Settle SEC Action, November 17, 2003, *at* http://www.sec.gov/news/press/2003-159.htm. [Emphasis added.]

(a) The November 17 NASD News Release stated:

> [The] NASD today announced that it sanctioned Morgan Stanley DW Inc. for giving preferential treatment to certain mutual fund companies in return for millions of dollars in brokerage commissions.
>
> * * *
>
> This conduct violated NASD's "Anti-Reciprocal Rule," Conduct Rule 2830(k), which prohibits members from favoring the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the mutual fund companies, as well as allowing sales personnel to share in directed brokerage commissions. One important purpose of the rule is to help eliminate conflicts of interest in the sale of mutual funds.

See The November 17 NASD News Release, *at* http://www.nasd.com/web/idcplg?IdcServce=SS GET PAGE&ssDocName=NASDW 002819&ssSOurceNodeId=1108; *see also* NASD Rule 2830(k).

88. With respect to the "shelf-space" program involving Alliance discussed above, Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated that unbeknownst to investors in the AllianceBernstein Funds, "Morgan Stanley received monetary incentives [from Alliance] -- in the form of 'shelf-space' payments -- to sell particular mutual funds [*i.e.*, AllianceBernstein Funds] to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction." *See* SEC Charges Morgan Stanley With Inadequate Disclosure in Mutual Fund Sales - Morgan Stanley Pays $50 Million To Settle SEC Action, November 17, 2003, *at* http://www.sec.gov/news/press/2003-159.htm.

89. The investigation by the SEC and NASD and the resulting settlement with the first target, Morgan Stanley, has received wide praise, including from members of Congress. As stated by Sen. Peter Fitzgerald (R-Ill.) who is leading a Congressional inquiry of the mutual funds industry:

> [The] settlement 'goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared. . . . Congress has to figure out the variety of ways people are being sheared so that we can stop it.'

See Brook A. Masters and Kathleen Day, Morgan Stanley Settles with SEC, NASD; Firm Accused of Failing to Disclose Funds' Payments, THE WASHINGTON POST, Nov. 18, 2003, at E1.

90. Morgan Stanley was not the only brokerage firm that accepted payments from Alliance in exchange for pushing investors into AllianceBernstein Funds. During the Class Period, Alliance also made "shelf-space" payments to other major brokerage houses including Salomon Smith Barney, Wachovia Securities, and UBS Financial Services, Inc., among others.

Alliance's Improper Shelf-Space Arrangements with Smith Barney

91. In a March 22, 2004 supplement to numerous Smith Barney Funds Prospectuses, the following language appeared:

> Effective March 22, 2004, the following is added after the first paragraph under the heading "Management – Distribution plans" in the Prospectuses for each of the Funds listed below:
>
> In addition, the distributors may make payments for distribution and/or shareholder servicing activities out of their past profits and other available sources. The distributors may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the distributors and may be substantial. The manager or an affiliate may make similar payments under similar arrangements.
>
> **The payments described above are often referred to as "revenue sharing payments." The recipients of such payments may include the funds' distributor and other affiliates of the manager, broker-dealers, financial institutions and other financial intermediaries through which investors may purchase shares of a fund. In some circumstances, such payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a fund to you.** Please contact your financial intermediary for details about revenue sharing payments it may receive.

(Emphasis added).

92. The AllianceBernstein Funds were identified as one of the mutual fund families that Smith Barney, a division of Citigroup Global Markets Inc. ("CGMI"), brokers were paid to push in a June 2004 press release on the Smith Barney website titled "Mutual Funds, Revenue Sharing and Fund Families." *See* http://www.smithbarney.com/products_services/mutual_funds/investor_information/revenueshare.html.

Alliance's Improper "Shelf-Space" Arrangements with Wachovia Securities

93. Wachovia Securities has also said that it "receive[s] payments from many of the companies whose funds we sell." *See* http://www.wachovia.com/files/Mutual_Fund_Guide2.pdf. Wachovia Securities, on its website, identified the AllianceBernstein Funds as one of the mutual fund families from which Wachovia received payments. According to Wachovia, payments "can range as high as 2/10 of 1 percent of fund sales at Wachovia Securities." *See id.* These payments are in addition to the compensation formula for Wachovia financial advisers who sell the funds.

Alliance's "Shelf-Space" Arrangement with UBS Financial Services Inc.

94. According to a posting on the UBS Financial Services Inc. ("UBS") website dated September 1, 2004, "[i]n addition to sales loads and 12b-1 fees received from the mutual funds themselves, UBS Financial Services Inc. receives revenue sharing payments from many of the distributors and/or advisors of the mutual funds that we sell." UBS received up to $7,500,000 per year from each mutual fund company in the revenue-sharing scheme.

95. Alliance was a Tier I fund company. According to the UBS website, Tier I companies are provided "greater access to [UBS] branch offices and Financial Advisors for training, marketing and other promotional activities."

96. Alliance also paid UBS "networking fees in consideration for transfer agent and other services that [UBS] provide[s] to the mutual funds. These fees generally are paid from investor assets in the mutual funds...." Finally, UBS also was reimbursed by mutual fund distributors and advisers "for expenses we incur in connection with certain training and educational meetings, conferences or seminars. Also, in the ordinary course of business, our Financial Advisors may receive promotional items, meals or entertainment, or other similar 'non-cash' compensation, from representatives of the mutual fund companies with whom we do business."

Alliance's Improper "Shelf-Space" Arrangements with Janney Montgomery Scott

97. On October 21, 2004, Janney Montgomery Scott disclosed that the company received payments to push mutual fund families, including AllianceBernstein Funds:

> Janney and our Financial Consultants receive compensation when clients invest in mutual funds. Depending on share class, compensation may be a front-end sales charge, a concession from a fund company or a fee if mutual funds are purchased in a Janney-fee based account. In addition, Janney may receive a 12b-1 fee from companies on an annual basis.
>
> * * *
>
> Additionally, Janney may on occasion receive commissions as compensation for executing trades on behalf of mutual funds.

ttp://www.janneys.com/breakpoints/fcbreakpoints.html.

98. Janney listed 32 companies, in declining order of financial commitment, from which it received monetary payments in the form of, among other things, 12b-1 fees and directed brokerage. Alliance was first on the list.

Alliance's "Shelf-Space" Arrangements with Linsco Private Ledger

99. According to Linsco's internal intranet pages, dated April 2, 2004, AllianceBernstein Funds was a "Participating Sponsor". As a result, Linsco brokers who sold

AllianceBernstein Funds were charged only a $10 ticket charge, as opposed to the $23 ticket charged for non-participating funds.

100. A ticket charge is a transactional fee assessed against a broker's commission. Substantially lowering the ticket charge increases the payment to the broker on the sale of a mutual fund. Linsco brokers who sold AllianceBernstein Funds were rewarded for pushing the Funds through a higher commission due to the discounted ticket charge.

Alliance's "Shelf-Space" Arrangements with RBC Dain Rauscher

101. In an announcement on its website, in November 2004, RBC Dain Rauscher stated: "The Following list represents the fund companies making asset-or sales-based financial payments to RBC Dain Rauscher, in order of financial contribution, as of December 2003 . . ." Alliance is number 19 on the list of 52 fund families.

Alliance's "Shelf-Space Arrangements with Chase Investment Services Corp.

102. Chase Investment Services Corp. ("CISC") disclosed on its website in October 2004 that several fund companies, including Alliance, participate in revenue-sharing agreements with CISC. In addition to sales loads and 12b-1 fees received by CISC, payments are made "based on the amount of the fund's shares sold by CISC or owned by CISC's clients." *See* www.chase.com/;om/crb/pfs/file/document/RevenueSharing_Oct04.pdf.

103. Alliance paid CISC a percentage of the total purchase of AllianceBernstein Funds by CISC brokers. Percentage payments range from 0.08% to 0.35%. In addition to this upfront reward for selling AllianceBernstein Funds, CISC also received an additional quarterly payment of 0.04% to 0.10% of the total amount held per year. CISC further received fixed annual payments, paid quarterly, of up to $40,000. Finally, on top of all these payments by Alliance to CISC for pushing AllianceBernstein Funds, CISC was reimbursed for expenses incurred for sales meetings, seminars, and conferences.

Alliance's "Shelf-Space" Arrangements with Ceridian Retirement Plan Services

104. Companies that seek preferential treatment for their mutual funds from Ceridian Retirement Plan Services make payments to be included in one of four tiers. The more a fund family pays, the higher the tier listing. According to internal Ceridian Retirement Plan Services documents, dated October 21, 2004, detailing the funds in each tier and payments made by the funds to Ceridian, Alliance is a Tier 1 family. As a result, brokers who sell AllianceBernstein Funds receive 12b-1 fees of 25 basis points ("bps") and a Sub-Transfer Agent Fee ("SUB-TA fee") of 20 bps. The SUB-TA fee changes dramatically from tier to tier. Tier 4 funds do not have to pay SUB-TA fees. Tier 3 funds pay 10 bps. Tier 2 Funds pay 15 bps. Tier 1 funds, like Alliance, pay the most to play.

Alliance's "Shelf-Space" Arrangements with FSC Securities Corporation

105. FSC Securities Corporation represents financial advisors under the AIG group umbrella. The firm's September 14, 2004, "FSC Disclosure Document for Mutual Fund and Variable Annuity Investors" indicates that "sponsors," including Alliance, participate in revenue-sharing arrangements with FSC. According to the FSC Disclosure Document, sponsors pay FSC an amount "in addition to the customary sales charges in connection with sales of mutual funds." The upfront payment is 25 bps and a quarterly fee of 11 bps of assets.

106. FSC Securities also disclosed that their individual brokers, as well as FSC Securities, are compensated by fund families, including Alliance. FSC Securities explained that "some funds may carry higher sales charges and/or higher dealer concession charges than others . . . which may create an incentive for representatives to sell such funds." Furthermore, on sales of "sponsors' mutual funds" – like Alliance – FSC brokers did not have to pay a ticket charge, further increasing their compensation.

107. Finally, FSC Securities disclosed that it also received compensation in the form of 12b-1 fees: "12b-1 fees are payments made by a mutual fund in connection with a distribution of its securities. The fund company takes 12b-1 fees out of the fund's assets each year for marketing and distribution expenses, which ***may include compensating representatives.***" (Emphasis added).

Alliance's "Shelf-Space" Arrangements with SunAmerica Securities

108. SunAmerica, like FSC, has a "Disclosure Document for Mutual Fund and Variable Annuity Investors" dated September 14, 2004. Alliance is identified as one of the participants in a revenue-sharing agreement with SunAmerica. According to the SunAmerica Disclosure Document, "sponsors" pay SunAmerica an amount "in addition to the customary sales charge in connection with sales of mutual funds." The upfront payment is 25 bps and a quarterly fee of 11 bps of assets.

109. SunAmerica also disclosed that their individual brokers, as well as SunAmerica, are compensated by fund families, including Alliance. SunAmerica explained that "some funds may carry higher sales charges and/or higher dealer concession charges than others . . . which may create an incentive for representatives to sell such funds." Furthermore, on sales of "sponsors' mutual funds" – like Alliance – SunAmerica brokers did not have to pay a ticket charge, further increasing their compensation.

110. Finally, SunAmerica disclosed that it also received compensation in the form of 12b-1 fees: "12b-1 fees are payments made by a mutual fund in connection with a distribution of its securities. The fund company takes 12b-1 fees out of the fund's assets each year for marketing and distribution expenses, ***which may include compensating representatives.***" (Emphasis added).

Alliance's "Shelf-Space" Arrangements with Bank One

111. In a document entitled "A Guide to Mutual Fund Investing" dated October 2004, Bank One describes its revenue-sharing plan and the amounts received from participant companies. Alliance is a participant in Bank One's revenue-sharing plan. Alliance paid Bank One a percentage of the total dollar amount of AllianceBernstein Funds sold by Bank One brokers. Percentage payments range from 0.08% to 0.35%. In addition to this upfront reward for selling AllianceBernstein Funds, Bank One also received an additional quarterly payment of 0.04% to 0.10% of the total amount held per year. Bank One further received fixed annual payments, paid quarterly, of up to $40,000. Finally, on top of all these payments by Alliance to Bank One for pushing AllianceBernstein Funds, Bank One was reimbursed for expenses incurred for sales meetings, seminars, and conferences.

Alliance's "Shelf-Space" Arrangements with National Planning Holdings, Inc.

112. On its website on September 24, 2004, National Planning Holdings, Inc. ("NPH"), a full service broker/dealer, revealed in its "2004 Premier Sponsor Program" that had "entered into agreements with certain companies designated as Premier Sponsors who provide the BDs [broker/dealers] with marketing and other services and who also provide the BDs with additional compensation." According to the 2004 Premier Sponsor Program, Alliance is a Tier 2 Premier Sponsor. As a result, Alliance pays NPH's brokers up to 25 bps on gross sales of AllianceBernstein Funds. In addition, Alliance pay up to 5 bps on the amount of Alliance assets under management by NHP brokers on an annual basis. Finally, Alliance must pay NHP a minimum of $250,000 per year.

Alliance's "Shelf-Space" Arrangements with Primerica Financial Services

113. Primerica Financial Services Investments ("PSFI"), a subsidiary of Citigroup, disclosed on its website, on or about December 10, 2004, that in addition to "sales charges and

other fees disclosed in each fund's prospectus fee table, PFSI receives other compensation or "revenue sharing" from each of these fund families." PFSI also disclosed that in addition to revenue-sharing payments "PFSI may be reimbursed by these fund families or their affiliates for expenses incurred for various meetings, seminars, and conferences held in the normal course of business." PSFI listed Alliance as one of the fund families that made revenue-sharing payments to PSFI in 2003.

Defendants Concealed Their Practices From Investors

114. Defendants knew that these "shelf-space" arrangements present a clear, unmanageable conflict of interest, pitting the financial interest of the broker against that of its clients. Rather than disclosing this material information, knowing that a recommendation to purchase AllianceBernstein Funds would be completely undermined if clients knew that the broker was paid from Fund assets to give it, Defendants concealed the truth regarding these revenue-sharing arrangements.

Defendants' "Shelf-Space" Program Created Undisclosed Conflicts of Interest

115. Defendants' participation in "shelf-space" programs through the means described above created undisclosed, insurmountable conflicts of interest. For example, Defendants' participation in "shelf-space" programs at the 14 brokerage houses identified above, among others, created an atmosphere where brokers did everything they could to steer investors into AllianceBernstein Funds in order to line their own pockets with money with absolutely no concern for the well-being of the investors. In addition, Defendants' use of directed brokerage as a means of paying shelf-space created additional conflicts of interest as creating incentives for brokers to push AllianceBernstein Funds took precedence over getting the best execution price for AllianceBernstein Funds transactions. The use of directed brokerage caused Defendants to

purchase or sell securities in the Funds' portfolios to satisfy revenue-sharing commitments rather than to benefit these portfolios. Such inherent conflicts of interest were plainly unmanageable.

The "Shelf-Space" Program Injured the Funds and Their Investors

116. As alleged in detail at paragraphs 137-152 below, the massive shelf-space program benefited the Investment Adviser Defendants by increasing the asset value of the funds, thereby increasing the dollar amount of the advisers' percentage fee. However, the shelf-space payments did not contribute positively to the net asset value of the funds per share, and damaged the class members by reducing the value of their interest.

The Truth Is Revealed

117. As discussed above, the truth about Alliance began to emerge on November 17, 2003, when the SEC and the NASD censured Morgan Stanley for, among other wrongdoing, accepting Defendants' impermissible payments in exchange for aggressively pushing AllianceBernstein Funds over other mutual funds. On November 18, 2003, the *Washington Post* published an article which stated "Morgan said [the] companies in its 'Partners Program' included ... AllianceBernstein Funds ..." among others.

118. On January 14, 2004, *The Wall Street Journal* further explained the "shelf-space" relationship between Alliance and brokerages including Morgan Stanley. An article entitled "SEC Readies Cases On Mutual Funds' Deals With Brokers," citing "a person familiar with the investigation," reads that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage houses that favor those fund companies' products." The article stated in pertinent part as follows:

> **The SEC has been investigating the business arrangements between fund companies and brokerage houses since last spring.** It held a news conference yesterday to announce **it has found widespread evidence that brokerage houses steered investors to certain mutual funds because of payments they received from fund companies or their investment**

> **advisers as part of sales agreements.**
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage houses.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> **People familiar with the investigation say regulators are looking into examples of conflicts of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.**

Id. [Emphasis added.]

THE ALLIANCE DEFENDANTS ENGAGED IN IMPROPER CONDUCT

The Director Defendants Breached Their Fiduciary Duties to AllianceBernstein Funds Investors

119. Mutual fund Boards of Directors have a duty to protect investors and closely guard the fees paid to an Investment Adviser and guarantee that they are not excessive and that the Investment Adviser is acting in the best interest of the mutual fund investors. As explained by William Donaldson, the head of the SEC, in a January 7, 2004 speech to the Mutual Funds Directors Forum:

> The board of directors of a mutual fund has significant responsibility to protect investors. By law, directors generally are responsible for the oversight of all of the operations of a mutual fund. In addition, under the Investment Company Act, directors are assigned key responsibilities, such as negotiating and evaluating the reasonableness of advisory and other fees, selecting the fund's independent accountants, valuing certain securities held by the fund, and managing certain operational conflicts.

> The role of fund directors is particularly critical in the mutual fund context because almost all funds are organized and operated by external money-management firms, thereby creating inherent conflicts of interest and potential for abuse. Money-management firms operating mutual funds want to maximize their profits through fees provided by the funds, but the fees, of course, paid to these firms, reduce the returns to fund investors.
>
> Independent directors, in particular, should serve as "independent watchdogs" guarding investors' interests - and helping to protect fund assets from uses that will be of primary benefit to management companies. These interests must be paramount, for it is the investors who own the funds and for whose sole benefit they must be operated.

http://www.sec.gov/news/speech/spch010704whd.htm.

120. The Investment Company Institute ("ICI"), of which Alliance is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> **Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing that directors oversee the advisers who manage and service their investments.**
>
> * * *
>
> **In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.**

Understanding the Role of Mutual Fund Directors, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf. (Emphasis added).[1]

121. AllianceBernstein Funds public filings state that the Board of Directors for each Fund is responsible for the management and supervision of the AllianceBernstein Funds. In this regard, the Statement of Additional Information dated February1, 2003, as amended November 3, 2003 for funds offered by AllianceBernstein Growth & Income Fund, Inc. (the "SAI"), which includes the AllianceBernstein Growth & Income B Fund, which is available to the investor upon request, is typical of the SAIs available for other AllianceBernstein Funds. It states: "The business and affairs of the Fund are managed under the direction of the Board of Directors."

122. Moreover, the SAI state, with respect to the duties of the Directors , as follows:

> Under the Advisory Agreement, the Advisor furnishes advice and recommendation with respect to the Fund's portfolio of securities and investments and provides persons ***satisfactory to the board of Directors*** to act as officers and employees of the Fund. Such officers and employees, as well as certain Directors of the Fund may be employees of the Adviser or its affiliates.
>
> * * *
>
> The Fund has, under the Advisory Agreement assumed the obligation for payment of all of its other expenses. As to the obtaining of services other than those specifically provided to the Fund by the Adviser, the Fund may employ its own personnel. For such services, it also may utilize personnel employed by the Adviser or its affiliates and, in such event, the services will be provided to the Fund at cost and the ***payments must be specifically approved by the Fund's Directors.***

[Emphasis added].

---

1 The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,500 mutual funds, 600 closed-end funds, 140 exchange-traded funds, and five sponsors of unit investment trusts. Its mutual fund members have 87.7 million individual shareholders and manage approximately $7.8 trillion in investor assets.

123. The SAI also sets forth in greater detail the purported process by which the investment managers are selected:

> In approving the most recent annual continuance of the Fund's Advisory Agreement, the Directors considered all information they deemed reasonably necessary to evaluate the terms of the Advisory Agreement. ***The principal areas of review by the Directors were the nature and quality of the services provided by the Adviser and the reasonableness of the fees charged for those services.*** These matters were considered by the disinterested directors meeting separately from the full Board with experienced counsel that is independent of the Adviser.
>
> The Directors' evaluation of the quality of the Adviser's services took into account their knowledge and experience gained through meetings with and reports of the Adviser's senior management, portfolio managers and administrative personnel over the course of the preceding year. Both short-term and long-term investment performance of the Fund, as well as senior management's attention to any portfolio management issues, were considered. The Fund's current and longer-term performance were compared to its performance benchmark and to that of competitive funds and other funds with similar investment objectives. The Directors also considered the scope and quality of the in-house research capability of the Adviser and other resources dedicated to performing its services. The quality of administrative and other services, including the Adviser's role in coordinating the activities of the Fund's other service providers, were considered in light of on-going reports by management as to compliance with investment policies and applicable laws and regulations and of related reports by management and the Fund's independent auditors in periodic meetings with the Fund's Audit Committee.
>
> ***In reviewing the fees payable under the Advisory Agreement, the Directors compared the fees and overall expense levels of the Fund to those of competitive funds and other funds with similar investment objectives. The information on advisory fees and expense ratios, as well as performance data, included both information compiled by the Adviser and information compiled by an independent data service.*** The Directors also considered the fees of the Fund as a percentage of assets at different asset levels and possible economics of scale to the Adviser. The Directors considered information provided by the Adviser concerning the Adviser's profitability with respect to the Fund, including the assumptions and methodology used in preparing the profitability information, in light of applicable case law relating to advisory

> fees. For these purposes, the Directors took into account not only the fees paid by the Fund, but also so-called "fallout benefits" to the Adviser, such as the engagement of affiliates of the Adviser to provide distribution, brokerage and transfer agency services to the Fund, the benefits of research made available to the Adviser by reason of brokerage commissions generated by the Fund's securities transactions, and that the Advisory Agreement provides that the Fund reimburses the Adviser for the cost of providing certain administrative services. In evaluating the Fund's advisory fees, the Directors also took into account the demands, complexity and quality of the investment management of the Fund.

[Emphasis added].

124. In truth and in fact, however, the AllianceBernstein Funds Boards of Directors were captive to and controlled by the Investment Adviser Defendants, who prevented the Board of Directors from fulfilling their statutory and fiduciary duties to manage and supervise the AllianceBernstein Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming AllianceBernstein Funds assets. In many cases, key AllianceBernstein Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to AllianceBernstein Funds investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The members of the AllianceBernstein Boards of Directors served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed purportedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

125. The AllianceBernstein Directors oversaw dozens of AllianceBernstein Funds rendering it impracticable for them to properly perform their supervisory and monitoring functions. Therefore, the AllianceBernstein Funds' Directors functioned to falsely legitimize Alliance's improper conduct.

126. To ensure that the Directors were compliant, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies. For example, in addition to being a trustee or director of several AllianceBernstein Funds, defendant Carifa was also the President, Chief Operating Officer, and Director of ACMC. Defendant Dievler was the former Senior Vice President of ACMC responsible for mutual fund administration.

127. In exchange for creating and managing the AllianceBernstein Funds, including the AllianceBernstein Growth and Income Fund and the AllianceBernstein Technology Fund, the Investment Adviser Defendants charged the AllianceBernstein Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to the Investment Adviser Defendants. In theory, the fees charged to mutual fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Alliance Boards of Directors' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in AllianceBernstein Funds assets were transferred through fees payable from AllianceBernstein Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

128. These practices proved to be enormously profitable for Alliance at the expense of Plaintiffs and the other members of the Class who had invested in the AllianceBernstein Funds. In this regard, a Forbes article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . **Economies of scale? This is a**

> **business made for them – but, . . . the customers don't see the benefit.**
>
> **The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund adviser. That happens just about never."

(Emphasis added).

129. Due in large part to the conflicted boardroom culture created by Alliance's Directros, Plaintiffs and the other members of the Class never knew, nor could they have known, from reading the Fund Prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage, excessive commissions, and other revenue sharing payments, to improperly siphon assets from the Funds to the detriment of Plaintiffs and the Class.

<u>The SEC and NASD Condemn Practices Identical to Those of Alliance</u>

130. The practices of Alliance – revenue-sharing payments, directed brokerage, excessive fees – create undisclosed conflicts of interest. As described by the National Association of Insurance and Financial Advisors:

> Directed brokerage results when a mutual fund manager uses commissions payable for executing the fund's securities trades to obtain a preferred position for the fund in the broker-dealer's distribution network. This practice creates numerous potential conflicts of interest, including possible incentives for broker-dealers to base their fund recommendations to customers on brokerage commission considerations rather than on whether a particular fund is the best match for a client.

See http://www.naifa.org/frontline/20040428_SEC_aa.html.

131. Additionally, in several actions to date against brokerages and mutual funds, the SEC, the NASD and various other government regulators have made it clear that the undisclosed use of excessive commissions and directed brokerage to participate in "shelf-space programs" -- as Alliance has done here -- are highly improper.

132. The SEC has brought actions against other mutual fund companies for the same type of behavior complained about here. As stated in a recent SEC Administrative Proceeding against Massachusetts Financial Services, Inc. ("MFS"):

> **MFS did not adequately disclose to MFS shareholders that it Allocated Fund Brokerage Commissions to Satisfy Strategic Alliances.**
>
> * * *
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."
>
> * * *
>
> **The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf space" or heightened visibility within their distribution systems.**

See The March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions against MFS, File No. 3-11450, at http://www.sec.gov/litigation/admin/ia-2224.htm. (Emphasis added).

133. Similarly, in the Administrative Proceeding against Morgan Stanley, the SEC explained:

> At issue in this matter are two distinct disclosure failures. The first relates to Morgan Stanley DW's operation of mutual fund **marketing programs in which it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments. These programs were designed to specially promote the sale of those mutual funds with enhanced compensation to individual registered representatives, known as financial advisors ("FAs"), and branch managers as well as increased visibility in its extensive retail distribution network.**

See The Morgan Stanley SEC Cease-and-Desist Order, at http://www.sec.gov/litigation/admin/33-8339.htm (footnote omitted) (emphasis added). In the Morgan Stanley situation, the improper revenue sharing payments were made by the Funds in part through directed brokerage, and in part through straight cash payments characterized as being paid from the assets of the fund advisors or distributors.

134. On September 15, 2004, PIMCO fund affiliates entered into a settlement with the SEC. Similar to the allegations in this complaint against Alliance, the SEC charged PIMCO entities with failing to disclose their use of directed brokerage to pay for shelf-space at brokerage firms. The Press release stated:

> The Securities and Exchange Commission announced today a settled enforcement action against the investment adviser, sub-adviser, and principal underwriter and distributor for the PIMCO Funds Multi-Manager Series funds (the PIMCO MMS Funds). The suit charges the entities with **failing to disclose to the PIMCO MMS Funds' Board of Trustees and shareholders material facts and conflicts of interest that arose from their use of directed brokerage on the PIMCO MMS Funds' portfolio transactions to pay for "shelf space" arrangements with selected broker-dealers.**
>
> * * *
>
> Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated, "An investment adviser's undisclosed use of mutual fund assets to defray the adviser's, or an affiliated distributor's, own marketing expenses is a breach of the adviser's duty. Our action today — like the action brought by the Commission against

> Massachusetts Financial Services Company some six months ago — demonstrates the Commission's resolve to ensure that mutual fund shareholders know how their money is being spent."

See http://www.sec.gov/news/press/2004-130.htm. (Emphasis added).

135. On December 13, 2004, the SEC announced a settlement of charges against Franklin Advisers, Inc. and Franklin Templeton Distributors (collectively "Franklin") "alleging that Franklin, without proper disclosure, used fund assets to compensate brokerage firms for recommending the Franklin Templeton mutual funds over others to their clients." The SEC press release continued:

> This practice is known as compensating brokerage firms for "shelf space." As part of the settlement, Franklin agreed to pay $1 million in disgorgement and a $20 million penalty as well as undergo certain compliance reforms.
>
> * * *
>
> The use of brokerage commissions to compensate brokerage firms for marketing created a conflict of interest between FA and the funds because FA benefited from the increased management fees resulting from increased fund sales. Mutual funds that follow this practice of using brokerage commissions for marketing have an incentive to do their fund portfolio trading through brokerage firms that might not be the best choice for fund shareholders. FA was required, but failed, to disclose adequately the arrangements to the boards so they could approve this use of fund assets, and to shareholders so they could be informed when making investment decisions.

See http://www.sec.gov/news/press/2004-168.htm.

136. Most recently, on December 22, 2004, the SEC, NASD, and NYSE announced settled enforcement proceedings against Edward D. Jones & Co., L.P. ("Edward Jones") "related to allegations that Edward Jones filed to adequately disclose revenue-sharing payments that it received from a select group of mutual fund families that Edward Jones recommended to its

customers." As part of the settlement, Edward Jones paid $75 million in disgorgement and civil penalties. The press release continued:

> Linda Chatman Thomsen, Deputy Director of the Commission's Division of Enforcement, said "Edward Jones' undisclosed receipt of revenue sharing payments from a select group of mutual fund families created a conflict of interest. When customers purchase mutual funds, they should be told about the full nature and extent of any conflict of interest that may affect the transaction. Edward Jones failed to do that."
>
> * * *
>
> In NASD's separate settlement, in addition to the receipt of direct revenue sharing payments, NASD found that the firm gave preferential treatment to the Preferred Funds in exchange for millions of dollars in directed brokerage from three of the Preferred Fund families. This violates NASD's 'Anti-Reciprocal Rule," Conduct Rule 2830(k), which prohibits regulated firms from favoring the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the fund companies.

See http://www.sec.gov/news/press/2004-177.htm.

137. The undisclosed excessive commissions, directed brokerage business, and cash payments used by Defendants, and considered improper by the SEC as noted above, did not fund any services that benefited the AllianceBernstein Funds' shareholders. These practices materially harmed Plaintiffs and other members of the Class from whom the illegitimate and improper fees were taken.

The Investment Adviser Defendants Used Rule 12b-1 Marketing Fees For Improper Purposes

138. Rule 12b-1 fees were routinely taken from the AllianceBernstein Funds and their investors. For example, for the fiscal period ended July 31, 2003, 12b-1 fees taken from the AllianceBernstein Premier Growth Fund under a 12b-1 Plan were $27,787,103. During the fiscal

year ended October 31, 2003, 12b-1 fees from the AllianceBernstein Growth and Income Fund totaled $41,391,766.

139. By paying excessive brokerage commissions, directed brokerage, and cash payments, Alliance violated Section 12 of the Investment Company Act because such payments were not made pursuant to a valid Rule 12b-1 Plan.

140. Section 12(b) of the Investment Company Act prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made."

141. Additionally, the directors/trustees "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors/trustees may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. § 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.***" (Emphasis added).

142. The exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980, principally on the ground that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Boards of Directors authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees. These excessive fees were paid to Alliance Distributors as well as the brokers for pushing AllianceBernstein Funds.

143. However, the purported Rule 12b-1 fees charged to AllianceBernstein Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the Funds were marketed and the number of Fund investors increased, the economies of scale thereby created, if any, were not passed on to AllianceBernstein Funds investors. For example, despite the fact the net assets of the AllianceBernstein Growth & Income Fund increased from $1,503,874 to $3,003,001 during the Class Period, the net asset value per share of the fund decreased by 24.5%, falling from $3.44 in 1999 to $2.60 in 2003. Yet during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets jumping from 0.93% in 1999 to 1.22% in 2003.

144. Moreover, Defendants failed to reduce 12b-1 fees as the assets of the Funds increased. As fund assets increase, certain fixed costs remain the same, thereby reducing the overall costs per investor. To account for the decline in costs, fees to the Funds and its investors should be reduced. Despite this fact, Defendants failed to reduce 12b-1 fees that should not have increased as the size of the Fund asserts increased.

145. The rise in the expense ratio and simultaneous fall in the net asset value of the Fund, while the Funds were expanding, and the failure to reduce 12b-1 fees, were red flags that the Director Defendants knowingly or recklessly disregarded. The AllianceBernstein Funds' marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. The Director Defendants ignored or failed to review written reports of the amounts expended pursuant to the AllianceBernstein Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required and hence failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments harmed AllianceBernstein Funds shareholders.

146. Defendants wrongfully inflated advisory fees through the 12b-1 plans by shifting to the Funds or investors expenses which were the responsibility of the Investment Advisers without any corresponding reduction in the advisory fees. Furthermore, the 12b-1 payments benefited the Investment Adviser Defendants by expanding the size of the Funds and thereby increasing the dollar amount of the advisors' fees. The Investment Adviser Defendants improperly failed to reduce their advisory fees by the amount of the benefit they received as a result of the 12b-1 payments. This resulted in inflated advisory fees and directly impacted the shareholders' investments.

The Improper Use of Excessive Commissions and Directed Brokerage

147. The Investment Adviser Defendants paid excessive commissions and directed brokerage business to broker-dealers who steered their clients into AllianceBernstein Funds as part of a *quid pro quo* "shelf-space" program arrangement between Alliance and brokerages. Such payments and directed brokerage payments were used to fund undisclosed financial incentives to further push AllianceBernstein Funds. These incentives created an undisclosed

conflict of interest and caused brokers to steer clients to AllianceBernstein Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty.

148. By paying the excessive commissions and directing brokerage business to participate in "shelf-space" programs, the Investment Adviser Defendants violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 Plan. Furthermore, the directed brokerage violated applicable SEC regulations because the amounts paid were over and above standard brokerage costs in order to compensate the brokers for preferential treatment.

149. The excessive commissions and directed brokerage used by Alliance did not fund any services that benefited the AllianceBernstein Funds shareholders. This practice materially harmed Plaintiffs and other members of the Class from whom the illegitimate and improper fees under the guise of so-called excessive commissions and directed brokerage business were taken.

Improper Use of Soft Dollars

150. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §

78bb(e)(1) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, any service that "provides lawful and appropriate assistance to money manager in performance of his investment decision making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

151. The Investment Adviser Defendants' actions went far beyond what is permitted by the Section 28(e) safe harbor by routinely using "Soft Dollars" as excessive commissions to pay brokers to push unwitting clients into AllianceBernstein Funds. The Investment Adviser Defendants used Soft Dollars to pay for these excessive commissions as well as overhead costs (for items such as computer hardware and software) thus charging AllianceBernstein Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the Investment Advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants.

152. The Investment Adviser Defendants paid excessive commissions to broker dealers on top of any legitimate Soft Dollars to steer their clients to AllianceBernstein Funds and also directed brokerage business to firms that favored AllianceBernstein Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push AllianceBernstein Funds. These improper incentives created an undisclosed conflict of interest and caused brokers to steer clients to AllianceBernstein Funds regardless of the Funds' investment quality relative to other investment alternatives for the investor and to thereby breach their duties of loyalty to Plaintiffs and the other members of the Class. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section

12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

153. Additionally, the Investment Adviser Defendants have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and constitutes a further breach of fiduciary duties.

The Prospectuses Were Materially False and Misleading

154. Plaintiffs and the other members of the Class were entitled to, and did receive, prospectuses pursuant to which the AllianceBernstein Funds shares were offered.

155. Prospectuses are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. Section 34(b) of the Investment Company Act, *inter alia*, requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

156. Each of the Alliance prospectuses and SAIs issued during the Class Period failed to disclose properly to investors material information about the AllianceBernstein Funds and the fees and costs associated with them. As set forth below, each of the AllianceBernstein prospectuses and SAIs issued during the Class Period contained substantially the same materially false and misleading statements, in that they omitted key information regarding the Funds' strategy for growth of assets, revenue-sharing, directed brokerage, 12b-1 fees and Soft Dollars. Such information was required to be disclosed in "easy to understand language" so that a reasonable investor could make an informed decision whether or not to invest in the Funds.

Material Omissions Regarding Strategies for Growth

157. The November 3, 2003 Prospectus for the AllianceBernstein Premier Growth Fund is similar in substance to all AllianceBernstein Funds Prospectuses issued during the Class Period in that it omits to state that one of the principal methods for increasing assets of the Funds was through participation in "shelf-space programs." For example, the Prospectus states the Fund's "investment objective is long-term growth of capital. . . ."

158. This statement is materially false and misleading because it failed to disclose that one of the strategies of the Fund was to pay brokers kickbacks to steer clients into the Funds, thereby growing Fund assets in order to maximize management fees payable to the Investment Adviser.

Material Omissions Regarding Revenue-Sharing

159. The November 3, 2003 Prospectus for the AllianceBernstein Premier Growth Fund is similar in substance to all Prospectuses issued during the Class Period in that under the heading "Distribution Services Agreement" it stated with respect to its description of the distribution plan and method by which it offered shares to the public:

> Distribution services fees are accrued daily and paid monthly and are charged as expenses of the Fund as accrued. The distribution services fees attributable to Class B shares and Class C shares are designed to permit an investor to purchase such shares through broker-dealers without the assessment of an initial sales charge and at the same time ***to permit the Principal Underwriter to compensate broker-dealers in connection with the sale of such shares.***
>
> * * *
>
> The Adviser may from time to time and from its own funds or such other resources as may be permitted by rules of the Securities and Exchange Commission make payments for distribution services to the Principal Underwriter; the latter may in turn ***pay part or all of such compensation to brokers or other persons for their distribution assistance.***

[Emphasis added].

160. The Prospectus, as well as all other AllianceBernstein Prospectuses, are materially false and misleading in that they failed to disclose, *inter alia*, that the purpose of such payments was not to compensate for normal brokerage costs, but rather for preferential treatment in the marketing of such shares. They also failed to disclose the massive aggregate amount of such payments as well as the following materially misleading adverse facts which also damaged Plaintiffs and the other members of the Class:

(a) that the Investment Adviser Defendants and/or Alliance Distributors used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into AllianceBernstein Funds;

(b) that the Investment Advisor Defendants and/or Alliance Distributors used brokerage commissions and other methods of payment over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, and that the revenue-sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) that the Investment Adviser Defendants and/or Alliance Distributors directed brokerage payments to firms that favored AllianceBernstein Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan and also involved direct costs to the Funds;

(d) that the Investment Adviser Defendants and/or Alliance Distributors compensated themselves out of investor assets for any payment they made pursuant to revenue-sharing agreements;

(e) that such revenue-sharing payment created undisclosed conflicts of interest;

(f) that the AllianceBernstein Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the AllianceBernstein Funds to investors were not passed on to AllianceBernstein Funds investors; but rather, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the investors of AllianceBernstein Funds.

Material Omissions Regarding Directed Brokerage Business

161. The November 3, 2003 Prospectus for the AllianceBernstein Premier Growth Fund is similar in substance to all AllianceBernstein Fund Prospectuses issued during the Class Period in that under the heading "PORTFOLIO TRANSACTIONS" it states:

> Subject to the general supervision of the Board of Directors of the Fund, the Adviser is responsible for the investment decisions and the placing of orders for portfolio transactions for the Fund. ... When consistent with the objective of obtaining best execution, ***brokerage may be directed to persons or firms supplying investment information to the Adviser.*** There may be occasions where the transaction cost charged by a broker may be greater than

> that which another broker may charge if the Fund determines in good faith that the amount of such transaction cost is reasonable in relation to the value of the brokerage research and statistical services provided by the executing broker.

[Emphasis added].

162. The above statement is materially false and misleading in that it failed to disclose, that Defendants chose brokers and/or Alliance Distributors to execute sales of the Funds' portfolios – and thereby directed the commissions from the sales of the portfolio securities to these brokers – to satisfy negotiated arrangements with brokerages to give Alliance "shelf-space" visibility and to push their clients into AllianceBernstein Funds in exchange for directed brokerage. Additionally, the above statement is materially false and misleading for the following reasons:

(a) the Investment Adviser Defendants and/or Alliance Distributors used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into AllianceBernstein Funds;

(b) the Investment Advisor Defendants and/or Alliance Distributors used brokerage commissions and other methods of payment over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, that the revenue-sharing payments were in excess of standard sales loads and 12b-1 payments and that the commission payments were higher than what would be "best execution" or standard in order to compensate brokers for promoting Fund shares;

(c) the Investment Adviser Defendants and/or Alliance Distributors directed brokerage payments to firms that favored AllianceBernstein Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

(d) such revenue-sharing payments created undisclosed conflicts of interest;

(e) the AllianceBernstein Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(f) any economies of scale achieved by marketing of the AllianceBernstein Funds to investors were not passed on to AllianceBernstein Funds investors; but rather, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors continued to increase; and

(g) the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the investors of AllianceBernstein Funds.

Material Omissions Regarding 12b-1 Fees

163. The November 3, 2003 Prospectus for the AllianceBernstein Premier Growth Fund is similar in substance to all AllianceBernstein Funds Prospectuses issued during the Class Period in that under the heading "Distribution Services Agreement" it states:

> The Fund has entered into a Distribution Services Agreement (the "Agreement") with ABIRM, the Fund's principal underwriter (the "Principal Underwriter"), to permit the Principal Underwriter to distribute the Fund's shares and to ***permit the Fund to pay distribution services fees to defray expenses associated with***

> ***distribution of its Class A shares Class B shares and Class C shares in accordance with a plan of distribution*** that is included in the Agreement and which has been duly adopted and approved in accordance with Rule 12b-1 under the 1940Act (the "Rule 12b-1 Plan").

[Emphasis added].

164. The above statement is materially false and misleading in that it fails to state that Alliance used 12b-1 fees to participate in "shelf-space programs" to provide kickbacks to brokers for directing their clients into AllianceBernstein Funds, and it fails to disclose the massive aggregate amounts involved, and it fails to disclose the benefits accorded to the Investment Advisers from that program. Additionally, the above statement is materially false and misleading for the following reasons:

(a) the Investment Adviser Defendants and/or Alliance Distributors used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into AllianceBernstein Funds;

(b) the Investment Advisor Defendants and/or Alliance Distributors used brokerage commissions and other methods of payment over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, and that the revenue-sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) the Investment Adviser Defendants and/or Alliance Distributors directed brokerage payments to firms that favored AllianceBernstein Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

(d) the Investment Adviser Defendants and/or Alliance Distributors compensated themselves out of investor assets for any payment they made pursuant to revenue-sharing agreements;

(e) such revenue-sharing payments created undisclosed conflicts of interest;

(f) the AllianceBernstein Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(g) any economies of scale achieved by marketing of the AllianceBernstein Funds to investors were not passed on to AllianceBernstein Funds investors; but rather, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors continued to increase; and

(h) the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the investors of AllianceBernstein Funds.

Material Omissions Regarding Soft Dollars

165. The November 3, 2003 Prospectus for the AllianceBernstien Premier Growth Fund is similar in substance to all AllianceBernstein Funds Prospectuses issued during the Class Period in that under the heading "PORTFOLIO TRANSACTIONS" it states:

> The investment information provided to the Adviser is of the type described in Section 28(e)(3) of the Securities Act of 1934 and is designed to augment the Adviser's own internal research and

> investment strategy capabilities. Research services furnished by brokers through which the Fund effects securities transactions are used by the Adviser in carrying out its investment responsibilities wit respect to all its client accounts.

166. The Prospectus, as well as all other Alliance Prospectuses, are materially false and misleading in that they failed to disclose, *inter alia*, the following materially misleading adverse facts which damaged Plaintiffs and the other members of the Class:

(a) the Investment Adviser Defendants and/or Alliance Distributors used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into AllianceBernstein Funds;

(b) the Investment Advisor Defendants and/or Alliance Distributors used brokerage commissions and other methods of payment over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, and that the revenue-sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) the Investment Adviser Defendants and/or Alliance Distributors directed brokerage payments to firms that favored AllianceBernstein Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

(d) the Investment Adviser Defendants and/or Alliance Distributors compensated themselves out of investor assets for any payment they made pursuant to revenue-sharing agreements;

(e) such revenue-sharing payments created undisclosed conflicts of interest;

(f) that the soft dollar commissions were not for payment of legitimate research costs, but were a concealed method of paying brokers for preferential treatment in the marketing of AllianceBernstein shares, and as such constituted an integral part of the revenue sharing program;

(g) the AllianceBernstein Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(h) any economies of scale achieved by marketing of the AllianceBernstein Funds to investors were not passed on to AllianceBernstein Funds investors; but rather, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors continued to increase; and

(i) the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the investors of AllianceBernstein Funds.

The Annual Reports Were False and Misleading

167. Defendants filed yearly Annual Reports with the SEC for each of the AllianceBernstein portfolios or funds. These reports were also sent to shareholders of the Funds, including Plaintiffs.

168. Each of the AllianceBernstein Annual Reports issued during the Class Period failed to properly disclose to investors material information about the AllianceBernstein Funds

and the fees and costs associated with them. Each of the AllianceBernstein Annual Reports contained the same materially false and misleading statements and omissions regarding 12b-1 fees.

169. The December 31, 2002 Annual Report for the Alliance Variable Products Series Fund for the AllianceBernstein Small Cap Value Portfolio, is similar in substance to al AllianceBernstein Fund Annual Reports issued during the Class Period and states:

> The Portfolio has adopted a Distribution Plan (the "Plan") for Class B shares pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the Plan, the Portfolio pays distribution and servicing fees to Alliance Fund Distributors, Inc. (the "Distributor"), a wholly-owned subsidiary of the Adviser, at an annual rate of up to .50 of 1% of the Portfolio's average daily net assets attributable to the Class B shares. The fees are accrued daily and paid monthly. The Board of Directors currently limits payments under the Plan to .25 of 1% of the Portfolio's average daily net assets attributable to Class B shares. ***The Plan provides that the Distributor will use such payments in their entirety for distribution assistance and promotional activities.***

[Emphasis added].

170. The above statement is materially false and misleading in that it fails to state that Alliance used 12b-1 fees to participate in "shelf-space programs" to provide kickbacks to brokers for directing their clients into AllianceBernstein Funds and by failing to reveal the massive aggregate amounts involved and the benefits received by the Investment Adviser Defendants from that program. Additionally, the above statement is materially false and misleading for the following reasons:

(a) the Investment Adviser Defendants and/or Alliance Distributors used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into AllianceBernstein Funds;

(b) the Investment Advisor Defendants and/or Alliance Distributors used brokerage commissions and other methods of payment over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, and that the revenue-sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) the Investment Adviser Defendants and/or Alliance Distributors directed brokerage payments to firms that favored AllianceBernstein Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

(d) the Investment Adviser Defendants and/or Alliance Distributors compensated themselves out of investor assets for any payment they made pursuant to revenue-sharing agreements;

(e) such revenue-sharing payments created undisclosed conflicts of interest;

(f) the AllianceBernstein Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(g) any economies of scale achieved by marketing of the AllianceBernstein Funds to investors were not passed on to AllianceBernstein Funds investors; but rather, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors continued to increase; and

(h) the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the investors of AllianceBernstein Funds.

The Semi-Annual Reports Were False and Misleading

171. Defendants filed Semi-Annual Reports with the SEC for each of the AllianceBernstein portfolios or funds. These reports were also sent to shareholders of the Funds, including Plaintiffs.

172. Each of the Alliance Semi-Annual Reports issued during the Class Period failed to properly disclose to investors material information about the AllianceBernstein Funds and the fees and costs associated with them. Each of the AllianceBernstein Annual Reports contained the same materially false and misleading statements and omissions regarding 12b-1 fees.

173. The April 30, 2001 Semi-Annual Report for the Alliance All-Asia Investment Fund is similar in substance to all AllianceBernstein Fund Semi-Annual Reports issued during the Class Period and states:

> Distribution Services Agreement
>
> The Fund has adopted a Distribution Services Agreement (the "Agreement") pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the Agreement, the Fund pays distribution and servicing fees to the Distributor at an annual rate of up to .30 of 1% of the Fund's average daily net assets attributable to Class A shares and 1% of the average daily net assets attributable to both Class B and Class C shares. There are no distribution and servicing fees on the Advisor Class shares. The fees are accrued daily and paid monthly. ***The Agreement provides that the Distributor will use such payments in their entirety for distribution assistance and promotional activities.*** The Distributor has advised the Fund that it has incurred expenses in excess of the distribution costs reimbursed by the Fund in the amounts of

> $3,498,927 and $651,372 for Class B and Class C shares respectively. Such costs may be recovered from the Fund in future periods so long as the Agreement is in effect. In accordance with the Agreement, there is no provision for recovery of unreimbursed distribution costs incurred by the Distributor beyond the current fiscal year for Class A shares. The Agreement also provides that the Adviser may use its own resources to finance the distribution of the Fund's shares.

[Emphasis added].

174. The above statement is materially false and misleading in that it fails to state that Alliance used 12b-1 fees to participate in "shelf-space programs" to provide kickbacks to brokers for directing their clients into AllianceBernstein Funds and by failing to reveal the massive aggregate amounts involved and the benefits received by the Investment Adviser Defendants from that program. Additionally, the above statement is materially false and misleading for the following reasons:

(a) the Investment Adviser Defendants and/or Alliance Distributors used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into AllianceBernstein Funds;

(b) the Investment Advisor Defendants and/or Alliance Distributors used brokerage commissions and other methods of payment over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, and that the revenue-sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) the Investment Adviser Defendants and/or Alliance Distributors directed brokerage payments to firms that favored AllianceBernstein Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

(d) the Investment Adviser Defendants and/or Alliance Distributors compensated themselves out of investor assets for any payment they made pursuant to revenue-sharing agreements;

(e) such revenue-sharing payments created undisclosed conflicts of interest;

(f) the AllianceBernstein Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(g) any economies of scale achieved by marketing of the AllianceBernstein Funds to investors were not passed on to AllianceBernstein Funds investors; but rather, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors continued to increase; and

(h) the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the investors of AllianceBernstein Funds.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

175. Plaintiffs bring these claims (except for Count V that is brought derivatively on behalf of the AllianceBernstein Funds) as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who held

shares, units, or like interests in any of the AllianceBernstein Funds between June 22, 1999 and March 22, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

176. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Alliance, Alliance Distributors, and other defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

177. Plaintiffs' claims are typical of the claims of the other members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal and state law that is complained of herein.

178. Plaintiffs will fairly and adequately protect the interests of the other members of the Class and have retained counsel competent and experienced in class and securities litigation.

179. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by Defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by Defendants' acts as alleged herein;

(c) whether statements made by Defendants to the investing public during the Class Period misrepresented material facts about the business, operations, and financial statements of the AllianceBernstein Funds;

(d) whether Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

180. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

Demand on the Boards to Take Corrective Action Would Be Futile.

181. Plaintiffs have not made any demand on the Boards of Directors of the AllianceBernstein Funds (the "Boards") to institute this action for its derivative claim brought pursuant to the Investment Adviser Act in Count V below. Such demand would be a futile act because the Boards are incapable of making an independent and disinterested decision for the following reasons:

182. As alleged in detail herein, each of the Director Defendants was appointed by, and serves at the pleasure of, the Investment Adviser Defendants. Each of the Director Defendants is controlled by and beholden to the Investment Adviser Defendants for his or her position and

substantial compensation as a Directors. Although as a technical matter, the shareholders have a right to vote out the Director, the Directors know that this is extremely unlikely if the Investment Advisers support the Directors, which they have done throughout the Class Period. Accordingly, each of the Alliance Directors is incapable of evaluating a demand independently and disinterestedly.

183. Because of their lack of independence from the Investment Adviser Defendants, the Director Defendants wrongfully approved advisor fees, revenue sharing, directed brokerage, 12b-1 fees, Soft Dollars, and the materially misleading disclosures in the Alliance Prospectuses in each of the years they served as Director.

184. As alleged in detail herein, each of the Director Defendants knowingly participated in, approved, and/or recklessly disregarded the wrongs complained of herein. The conduct of the Director Defendants was in breach of their fiduciary duties and could not have been an exercise of good faith business judgment.

185. The Director Defendants allowed a course of conduct that prejudiced the AllianceBernstein Funds and investors as the Director Defendants allowed the excessive fees to be charged and shareholder investments to be used for improper purposes such as kickbacks to brokers. The payment of kickbacks to brokers was conduct that should have been prevented by the Director Defendants, but was not.

186. The Director Defendants also were self-interested in the improper kickbacks paid to brokers who steered their clients' assets into the AllianceBernstein Funds in order to increase the assets in the Funds. Growth of a mutual fund is one of the keys to its survival, for if a mutual fund's assets stagnate or decrease, there is a great likelihood that the fund will be disbanded or merged with another fund. If the mutual fund is disbanded or merged, the board members for

that fund necessarily lose their positions on the fund's board as well as the compensation for sitting on the fund's board.

187. Additionally, each of the Director Defendants' received substantial payments and benefits by virtue of his or her membership on one or more Boards and his or her control of hundreds of AllianceBernstein Funds. For example:

a) Defendant Block oversaw 43 companies in the AllianceBernstein fund complex and oversaw 97 portfolios in the fund complex and received compensation of $192,600 for the fiscal year ended October 31, 2002.

b) Defendant Dievler oversaw 47 companies in the AllianceBernstein fund complex and oversaw 101 portfolios in the fund complex and received compensation of $246,238 for the fiscal year ended October 31, 2002.

c) Defendant Dobkin oversaw 44 companies in the AllianceBernstein fund complex and oversaw 98 portfolios in the fund complex and received compensation of $241,700 for the fiscal year ended October 31, 2002.

d) Defendant Foulk oversaw 48 companies in the AllianceBernstein fund complex and oversaw 113 portfolios in the fund complex and received compensation of $241,700 for the fiscal year ended October 31, 2002.

e) Defendant Michel oversaw 44 companies in the AllianceBernstein fund complex and oversaw 98 portfolios in the fund complex and received compensation of $201,950 for the fiscal year ended October 31, 2002.

f) Defendant Robinson oversaw 46 companies in the AllianceBernstein fund complex and oversaw 96 portfolios in the fund complex and received compensation of $193,100 for the fiscal year ended October 31, 2002.

188. Each of the Director Defendants has thus benefited from the wrongdoing herein alleged, has engaged in such conduct to preserve his or her positions of control and the benefits thereof, and has been compensated for such conduct by payments from Fund assets .

189. Each of the Director Defendants were Directors during the Class Period and most continue to serve as a Director, and the Director Defendants comprise the Boards. Thus, in order to bring this action for breaching their fiduciary duties, the Director Defendants would be required to sue themselves and their fellow Directors with whom they have had close business

and personal relationships throughout the Class Period. Accordingly, a majority of the Boards is incapable of evaluating a demand independently and disinterestedly.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

AGAINST THE INVESTMENT ADVISER DEFENDANTS AND THE DIRECTOR DEFENDANTS FOR VIOLATIONS OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

190. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except any allegations of fraud.

191. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the AllianceBernstein Funds and against the Director Defendants for their roles in the creation, approval, and dissemination of the materially false and misleading Annual Reports, Semi-Annual Reports, Registration Statements, Prospectuses, and Statements of Additional Information.

192. The Investment Adviser Defendants and the Director Defendants made untrue statements of material fact in Registration Statements and Annual and Semi-Annual Reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants and Director Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants and/or Alliance Distributors compensated themselves out of investor assets for payments made pursuant to revenue-sharing agreements;

(c) that the Investment Adviser Defendants and/or Alliance Distributors directed brokerage and other payments to firms that favored AllianceBernstein Funds, which was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

(d) that the AllianceBernstein Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that by paying brokers to aggressively steer their clients to the AllianceBernstein Funds, the Investment Adviser Defendants were knowingly or recklessly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(f) that any economies of scale achieved by marketing of the AllianceBernstein Funds to new investors were not passed on to AllianceBernstein Funds investors; on the contrary, as the AllianceBernstein Funds grew, fees charged to AllianceBernstein Funds investors increased;

(g) that defendants improperly used Soft Dollars and excessive commissions, paid from AllianceBernstein Funds assets, to pay for overhead expenses the cost of which should have been borne by Defendants and not AllianceBernstein Funds investors; and

(h) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AllianceBernstein Funds.

193. By reason of the conduct described above, the Investment Adviser Defendants and the Director Defendants violated Section 34(b) of the Investment Company Act.

194. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' and Director Defendants' violation of Section 34(b) of the Investment Company Act, AllianceBernstein Funds investors have incurred damages.

195. Plaintiffs and the other members of the Class have been specially injured by the defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders.

196. The Investment Adviser Defendants and the Director Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

AGAINST ALLIANCE DISTRIBUTORS, THE INVESTMENT ADVISER DEFENDANTS, AND THE DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

197. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above, except for .

198. This Count is brought by Plaintiffs (as AllianceBernstein Funds securities holders), on behalf of themselves and the other members of the Class, against Alliance Distributors, the Investment Adviser Defendants, and the Director Defendants for breaches of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

199. Alliance Distributors, the Investment Adviser Defendants, and the Director Defendants each had a fiduciary duty to Plaintiffs and the other members of the Class.

200. Alliance Distributors, the Investment Adviser Defendants, and the Director Defendants violated Section 36(a) by improperly charging investors in the AllianceBernstein Funds purported Rule 12b-1 marketing fees; by drawing on AllianceBernstein Funds assets to make undisclosed payments of Soft Dollars, directed brokerage, and excessive commissions, in violation of Rule 12b-1; by making improper revenue-sharing payments and directly or indirectly imposing the cost of such payments on to Funds and their shareholders;

201. By reason of the conduct described above, Alliance Distributors, the Investment Adviser Defendants, and the Director Defendants violated Section 36(a) of the Investment Company Act.

202. As a direct, proximate, and foreseeable result of Alliance Distributors', the Investment Adviser Defendants', and the Director Defendants' breaches of the fiduciary duties in their roles as principal underwriter, investment adviser, and Directors and officers, respectively to AllianceBernstein Funds investors, Plaintiffs and the other members of the Class have incurred millions of dollars in damages.

203. Plaintiffs, in this Count, seek to enjoin defendants from engaging in such practices in the future, as well as recover, on their own behalf and on behalf of the other members of the Class improper Rule 12b-1 fees, Soft Dollars, excessive commissions and management fees

charged to the AllianceBernstein Funds and the individual investors by Alliance Distributors, the Investment Adviser Defendants, and the Director Defendants.

COUNT III

AGAINST ALLIANCE DISTRIBUTORS, THE INVESTMENT ADVISER DEFENDANTS AND THE DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

204. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above, except any allegations of fraud.

205. This Count is brought by Plaintiffs (as AllianceBernstein Funds securities holders), on behalf of themselves and the other members of the Class, against Alliance Distributors, the Investment Adviser Defendants and the Director Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

206. Alliance Distributors, the Investment Adviser Defendants, and the Director Defendants had a fiduciary duty to the AllianceBernstein Funds investors with respect to the receipt of compensation for services and of payments of a material nature made by and to the Alliance Distributors, the Investment Adviser Defendants, and the Director Defendants.

207. Alliance Distributors, the Investment Adviser Defendants, and the Director Defendants violated Section 36(b) by improperly charging investors in the AllianceBernstein Funds purported Rule 12b-1 marketing fees, failing to reduce their advisery fees to reflect the benefit received by the Investment Adviser Defendants from the 12b-1 payments, and by drawing on assets of the investors of AllianceBernstein Funds to make undisclosed payments of Soft Dollars and excessive commissions in violation of Rule 12b-1, despite the fact that the payments at issue benefited only the Defendants and not the Funds. In addition, Defendants

violated Section 36(b) by wrongfully inflating their advisory fees in an amount that would compensate them for further revenue-sharing payments made ostensibly from the assets of the Investment Adviser or Alliance Distributors. By virtue of the forgoing, Defendants charged a "fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining" in violation of the standard set forth in *Gartenberg v. Merrill Lynch Asset Managements, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982).

208. By reason of the conduct described above, Alliance Distributors, the Investment Adviser Defendants, and the Director Defendants violated Section 36(b) of the Investment Company Act.

209. The Director Defendants received improper payments, in that they were compensated in very large amounts in return for their violation of their fiduciary duties to Plaintiffs and the other members of the Class.

210. As a direct, proximate and foreseeable result of the Alliance Distributors', the Investment Adviser Defendants', and the Director Defendants' breach of the fiduciary duties in their roles as principal underwriter, investment advisor and officers and Directors, respectively, to the AllianceBernstein Funds investors, Plaintiffs and the other members of the Class have incurred millions of dollars in damages.

211. Plaintiffs on behalf of themselves and the other members of the Class, in this count seek to recover all of the improper 12b-1 fees, Soft Dollars, excessive commissions, and management fees improperly charged to the AllianceBernstein Funds and the individual investors by Alliance Distributors, the Investment Adviser Defendants, and the Director Defendants as alleged herein.

COUNT IV

AGAINST THE INVESTMENT COMPANY ADVISERS (AS CONTROL PERSONS OF THE DIRECTORS AND ALLIANCE DISTRIBUTORS) FOR VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

212. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except any allegations of fraud.

213. This Count is brought Plaintiffs on their own behalf and on behalf of all other members of the Class pursuant to Section 48(a) of the Investment Company Act against the Investment Company Advisers, who caused the Director Defendants and Alliance Distributors to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investor Adviser Defendants, the Director Defendants, and Alliance Distributors.

214. The Director Defendants and Alliance Distributors are liable under Section 34(b), 36(a), and 36(b) of the Investment Company Act to Plaintiffs and the other members of the Class as set forth herein.

215. The Investment Adviser Defendants were "control persons" of the Director Defendants and Alliance Distributors that caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Director Defendants and Alliance Distributors, the Investment Adviser Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Director Defendants and Alliance Distributors to engage in the wrongful conduct complained of herein.

216. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Investment Adviser Defendants are liable to Plaintiffs and the other members of

the Class to the same extent as are the Director Defendants and Alliance Distributors for their primary violations of Sections 34(b), and 36(a) and (b) of the Investment Company Act.

217. By virtue of the foregoing, Plaintiffs, and the other members of the Class are entitled to damages against the Investment Adviser Defendants.

INVESTMENT ADVISER ACT CLAIMS

COUNT V

AGAINST THE INVESTMENT ADVISER DEFENDANTS UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE ALLIANCEBERNSTEIN FUNDS

218. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

219. This Count is brought by Plaintiffs derivatively against the Investment Adviser Defendants on behalf of the AllianceBernstein Funds based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

220. The Investment Adviser Defendants served as "investment advisers" to the AllianceBernstein Funds and the AllianceBernstein Funds investors pursuant to the Investment Advisers Act.

221. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the AllianceBernstein Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

222. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the AllianceBernstein Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in

acts, transactions, practices and courses of business which operated as a fraud upon the AllianceBernstein Funds. As detailed above, the Investment Adviser Defendants skimmed money from the AllianceBernstein Funds by charging and collecting fees from the AllianceBernstein Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the AllianceBernstein Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the AllianceBernstein Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the AllianceBernstein Funds.

223. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the AllianceBernstein Funds were able to and did control the fees charged to and collected from the AllianceBernstein Funds and otherwise control the operations of the AllianceBernstein Funds.

224. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the AllianceBernstein Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the AllianceBernstein Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the AllianceBernstein Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the AllianceBernstein Funds and AllianceBernstein Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of

"directed brokerage" as a marketing tool; and (4) charging the AllianceBernstein Funds for excessive and improper commission payments to brokers.

225. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the AllianceBernstein Funds, the AllianceBernstein Funds were damaged.

226. The AllianceBernstein Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with such agreements.

BREACH OF FIDUCIARY DUTY CLAIMS

COUNT VI

BREACH OF FIDUCIARY DUTY AGAINST THE INVESTMENT ADVISER DEFENDANTS ON BEHALF OF THE CLASS

227. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except allegations of fraud.

228. This count is brought by Plaintiffs on their own behalf and on behalf of all other members of the Class against the Investment Adviser Defendants for breach of fiduciary duty.

229. As investment advisers to the AllianceBernstein Funds, the Investment Adviser Defendants were fiduciaries to Plaintiffs and the other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

230. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiffs and the other members of the Class.

231. Plaintiffs and the other members of the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

232. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and the other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

BREACH OF FIDUCIARY DUTY AGAINST THE DIRECTOR DEFENDANTS ON BEHALF OF THE CLASS

233. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except allegations of fraud.

234. As AllianceBernstein Funds Directors and Officers, the Director Defendants had a fiduciary duty to the AllianceBernstein Funds and AllianceBernstein Funds investors to supervise and monitor the Investment Adviser Defendants.

235. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their failure to prevent the Investment Adviser Defendants from (1) issuing deceptive documents to investors; (2) charging the AllianceBernstein Funds and AllianceBernstein Funds investors improper Rule 12b-1 marketing fees; (3) making improper undisclosed payments of Soft Dollars; (4) making unauthorized use of "directed brokerage" as a marketing tool; (5) charging the AllianceBernstein Funds for excessive and improper commission payments to brokers; and (6) making improper revenue-sharing payments, the cost of which was borne by the Funds and their investors.

236. Plaintiffs and the other members of the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Director Defendants and have suffered substantial damages.

237. Because the Director Defendants acted with reckless and willful disregard for the rights of Plaintiffs and the other members of the Class, the Director Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VIII

AIDING AND ABETTING A BREACH OF FIDUCIARY DUTY AGAINST ALL DEFENDANTS ON BEHALF OF THE CLASS

238. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except any allegations of fraud.

239. At all times herein, the broker dealers that sold AllianceBernstein Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and the other members of the Class.

240. Defendants knew or should have known that the broker dealers had these fiduciary duties.

241. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing AllianceBernstein Funds, and by failing to disclose the receipt of such fees for such purposes, the brokerages breached their fiduciary duties to Plaintiffs and the other members of the Class.

242. Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless knowingly provided substantial assistance to the brokerages by continuing the improper payments, as described herein, for brokerages to push AllianceBernstein Funds.

243. Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiff and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, Defendants are liable therefore.

244. As a direct, proximate and foreseeable result of the defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiffs and the other members of the Class have suffered damages.

245. Because Defendants acted with reckless and willful disregard for the rights of Plaintiffs and the other members of the Class, Defendants are liable for punitive damages in an amount to be determined by the jury.

UNJUST ENRICHMENT

COUNT IX

AGAINST ALL DEFENDANTS FOR UNJUST ENRICHMENT ON BEHALF OF THE CLASS

246. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except any allegations of fraud.

247. Defendants benefited from their unlawful acts through the excessive and improper fees they charged and received from Plaintiffs and the other members of the Class. It would be inequitable for Defendants to be permitted to retain the benefit of these overpayments, which were conferred by Plaintiffs and other members of the Class retained by Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

(A) Determining that this action is a proper class action and certifying Plaintiffs as the Class representative and Plaintiffs' counsel as Class counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

(B) Awarding compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(C) Awarding punitive damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(D) Awarding the AllianceBernstein Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

(E) Ordering an accounting of all AllianceBernstein Funds-related fees, commissions, and Soft Dollar payments;

(F) Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

(G) Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

(H) Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(I) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: February 1, 2005

By: ______________________
MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress (JC-2060)
Janine L. Pollack (JP-0178)
Kim E. Levy (KL-6996)
Michael R. Reese (MR-3183)
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Plaintiffs' Co-Lead Counsel

WOLF POPPER LLP
Marian P. Rosner (MR 0410)
Michael A. Schwartz (MS 2352)
James A. Harrod (JH 4400)
Ken H. Chang (KC 8491)
845 Third Avenue
New York, New York 10022
(212) 759-4600

Plaintiffs' Co-Lead Counsel

STULL, STULL & BRODY
Jules Brody (JB 9151)
Aaron Brody (AB 5850)
Mark Levine
6 East 45th Street
New York, New York 10017
(212) 687-7230

Plaintiffs' Co-Lead Counsel

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
280 King of Prussia Road
Radnor, PA 19087
(610) 667-7706

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center - Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

BRODSKY & SMITH, LLP
Evan J. Smith
Marc Ackerman
240 Mineola Boulevard
Mineola, NY 11501
(516) 741-4977

WEISS & LURIE
Joseph H. Weiss (JW 4534)
Richard A. Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
(212) 682-3025

Additional Plaintiffs' Counsel

EXHIBIT A

Alliancebernstein Technology Fund
Alliancebernstein Growth & Income Fund
Alliancebernstein Health Care Fund
Alliancebernstein Disciplined Value Fund
Alliancebernstein Mid-Cap Growth
Alliancebernstein Real Estate Investment Fund
Alliancebernstein Growth Fund
Alliancebernstein Select Investor Series Biotechnology Portfolio
Alliancebernstein Small Cap Value Fund
Alliancebernstein Premier Growth Fund
Alliancebernstein Select Investor Series Technology Portfolio
Alliancebernstein Value Fund
Alliancebernstein Quasar Fund
Alliancebernstein Select Investor Series Premier Portfolio
Alliancebernstein Utility Income Fund
Alliancebernstein Balanced Shares
Alliancebernstein Disciplined Value Fund
Alliancebernstein Global Value Fund
Alliancebernstein International Value Fund
Alliancebernstein Real Estate Investment Fund
Alliancebernstein Small Cap Value Fund
Alliancebernstein Utility Income Fund
Alliancebernstein U.S. Large Cap Portfolio
Global & International Stock Funds
Alliancebernstein All-Asia Investment Fund
Alliancebernstein Global Value Fund
Alliancebernstein Greater China '97 Fund
Alliancebernstein International Premier Growth Fund
Alliancebernstein International Value Fund
Alliancebernstein Global Small Cap Fund
Alliancebernstein New Europe Fund
Alliancebernstein Worldwide Privatization Fund
Alliancebernstein Select Investor Series Biotechnology Portfolio
Alliancebernstein Select Investor Series Premier Portfolio
Alliancebernstein Select Investor Series Technology Portfolio
Alliancebernstein Americas Government Income Trust
Alliancebernstein Bond Fund Corporate Bond Portfolio
Alliancebernstein Bond Fund Quality Bond Portfolio
Alliancebernstein Bond Fund U.S. Government Portfolio
Alliancebernstein Emerging Market Debt Fund
Alliancebernstein Global Strategic Income Trust
Alliancebernstein High Yield Fund
Alliancebernstein Multi-Market Strategy Trust
Alliancebernstein Short Duration
Alliancebernstein Intermediate California Muni Portfolio

Alliancebernstein Intermediate Diversified Muni Portfolio
Alliancebernstein Intermediate New York Muni Portfolio
Alliancebernstein Muni Income Fund National Portfolio
Alliancebernstein Muni Income Fund Arizona Portfolio
Alliancebernstein Muni Income Fund California Portfolio
Alliancebernstein Muni Income Fund Insured California Portfolio
Alliancebernstein Muni Income Fund Insured National Portfolio
Alliancebernstein Muni Income Fund Florida Portfolio
Alliancebernstein Muni Income Fund Massachusetts Portfolio
Alliancebernstein Muni Income Fund Michigan Portfolio
Alliancebernstein Muni Income Fund Minnesota Portfolio
Alliancebernstein Muni Income Fund New Jersey Portfolio
Alliancebernstein Muni Income Fund New York Portfolio
Alliancebernstein Muni Income Fund Ohio Portfolio
Alliancebernstein Muni Income Fund Pennsylvania Portfolio
Alliancebernstein Muni Income Fund Virginia Portfolio

EXHIBIT B

VERIFICATION

I, Cooper Aucoin, hereby verify under penalty of perjury that I have reviewed the Consolidated Amended Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

January 31, 2005

Cooper Aucoin

[illegible]

I, Peggy Daley, hereby verify under penalty [illegible]

Dated: Feb 1, 200[illegible]

VERIFICATION

I, Thomas D. & Margaret I. LePique, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: 1-31-05

Thomas D. LePique
Margaret I. LePique

VERIFICATION

I, Thomas D. & Margaret I. LePique, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: 1-31-05

Thomas D. LePique
Margaret I. LePique

VERIFICATION

I, Barbara J. Bash, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: 1-31-05

Barbara J. Bash

VERIFICATION

I, Dwight Erickson, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: 1-31-05

VERIFICATION

I, ______________________, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: 1/31/05

____

P.02/08

VERIFICATION

I, JACK G. RICKARD + MARTHA E RICKARD, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: 1/28/05

Jack G. Rickard
Martha E. Rickard

VERIFICATION

I, Jack G + Martha E. Richard, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: 1/28/05

Jack G. Rickard
Martha E. Rickard

VERIFICATION

I, George W. Bookhout, as Trustee and on Behalf of the Bookhout Family Trust, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: January 28, 2005

George W. Bookhout

George W. Bookhout

ATTACHMENT 2

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

ERIC FORSYTHE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. SUN LIFE FINANCIAL INC., et al., Defendants.	Civil Action No. 04cv10584 (GAO) **Consolidated Cases Nos.:** 04cv10764 (GAO) 04cv11019 (GAO)

CONSOLIDATED AMENDED COMPLAINT

1. Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included interviews with persons with knowledge of the conduct complained of herein and a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

2. This is a class and derivative action based upon, among other things, the charging of excessive and improper fees and expenses to Massachusetts Financial Services ("MFS") mutual fund investors by the Massachusetts Financial Services Company ("MFS Company"), the investment adviser of the MFS family of mutual funds, and those of its parent, subsidiaries and affiliates also named herein (collectively referred to hereto as "MFS Defendants" or "Defendants"). Defendants then used these fees, in part, to improperly pay kickbacks and induce brokerage firms to steer more investors into MFS mutual funds (the "MFS Funds" or the

"Funds"). As a result of their material omissions and other conduct detailed below, Defendants are liable under the Investment Advisers Act of 1940 (the "Investment Advisers Act"); the Investment Company Act of 1940 (the "Investment Company Act"); for unjust enrichment; and for breaches of their fiduciary duties to a class (the "Class") of all persons or entities who held one or more shares or other ownership units of MFS Funds, as set forth in Exhibit A hereto, during the period March 24, 1999 to March 31, 2004, inclusive (the "Class Period"), and who were damaged thereby.

3. In essence, Defendants used MFS Fund investor assets to pay kickbacks to brokerages in exchange for the brokerages steering their clients into MFS Funds. Defendants referred to this as buying "shelf-space" and satisfying "strategic alliances" with brokerages whereby they made undisclosed and improper payments to brokerages including Morgan Stanley, Salomon Smith Barney, Wachovia Securities, Merrill Lynch and Chase Investment Services, among others, to induce them to direct investors into MFS Funds. Defendants paid the brokerages to push MFS Funds through the use of directed brokerage -- awarding a brokerage firm the business, and resulting commissions, of conducting transactions of the fund's underlying securities -- payments of cash, and through the other means described below. Then, once invested in one or more of the MFS Funds, the investors were charged and paid undiscbsed fees to Defendants that were used improperly by Defendants to pay brokers to push MFS Funds on still more investors in order to increase the level of investments in MFS Funds.

4. MFS Company was motivated to engage in this undisclosed plan of charging excessive fees to Fund investors to capitalize on Defendants' scheme to induce brokers to steer investors into MFS Funds. The fees MFS Company collected for managing and advising the MFS Funds were calculated as a percentage of the Funds' value and, therefore, increased as the

assets invested in the MFS Funds grew. While MFS Company thus benefited from the increase in Fund assets, neither the Funds nor the Fund investors benefited from expanding the size of the Funds.

5. Defendants' practice of charging excessive fees and commissions to MFS Funds investors to pay and induce brokers to steer investors into MFS Funds necessarily created material insurmountable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but, in fact, were only concerned with their pay-offs from MFS Company.

6. The practice of charging excessive fees and commissions also created material insurmountable conflicts of interest for the investment advisers to the MFS Funds who had a duty to act in the best interests of fund investors, but were, in fact, primarily concerned with siphoning fees from MFS Funds investors to induce brokers to increase artificially the amount of investment in MFS Funds.

7. The truth about MFS Company began to emerge on November 17, 2003 when the SEC and the National Association of Securities Dealers ("NASD") fined and sanctioned the brokerage house Morgan Stanley for, among other wrongdoing, accepting Defendants' impermissible payments in exchange for aggressively pushing MFS Funds over other mutual funds through a program known as the "Partners Program." Pursuant to the November 17, 2003 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions In The Matter of Morgan Stanley DW, Inc. (the "Morgan Stanley SEC Cease-and-Desist Order"), Morgan Stanley was required to "place and maintain on its website within 15 days of the date of entry of the Order disclosures respecting the Partners Program to include . . . the fund complexes participating in the program." *See*

http://www.sec.gov/litigation/admin/33-8339.htm at ¶ 43a. As a result, on December 1, 2003, the Morgan Stanley website acknowledged that MFS was one of the fund families that participated in the Partners Program. *See* www.morganstanley.com/cgi-bin/morganstanley.com/pressroom.cgi?action=load&uid=306.

8. In the action against Morgan Stanley, the SEC condemned practices which include those identical to the ones complained of herein stating that:

> This matter arises from Morgan Stanley DW's failure to disclose adequately certain material facts to its customers . . . [namely that] it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments.
>
> * * *
>
> Although the Asset Retention Program and Partners funds' prospectuses and SAIs [Statements of Additional Information] contain various disclosures concerning payments to the broker-dealers distributing their funds, none adequately disclose the preferred programs as such, nor do most provide sufficient facts about the preferred programs for investors to appreciate the dimension of the conflicts of interest inherent in them. For example, none of the prospectuses specifically discloses that Morgan Stanley DW receives payments from the fund complexes, that the fund complexes send portfolio brokerage commissions to Morgan Stanley DW or Morgan Stanley & Co. in exchange for enhanced sales and marketing, nor do they describe for investors the various marketing advantages provided through the programs.

See Morgan Stanley Cease And Desist Order, at http://www.sec.gov/litigation/admin/33-8339.htm.

9. The SEC concluded that such conduct violated Section 17(a)(2) of the Securities Act of 1933 ("Securities Act"), among other statutes, that prohibits one from obtaining money or property "by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statement made, in light of the circumstance under which they [were] made, not misleading." *Id.*

10. In a similar enforcement action against Morgan Stanley, the NASD also condemned the practices at issue here and concluded that such payments to brokerages violated NASD Rule 2830(k), a rule that prohibits the type of directed brokerage payments made by MFS Company.

11. Then on March 16, 2004, in an article entitled "MFS Ends 'Soft Dollar' Payments on Concerns Over Ethics," *The Wall Street Journal* broke the story that MFS Company was ending its practice of paying brokers Soft Dollars. In the article, MFS Company recognized that shareholders paying for research services in Soft Dollars wrongfully obscured the true value of the benefits received by the funds and their shareholders. Moreover, the article stated in pertinent part that:

> ***Aiming to show its seriousness about mutual-fund ethics, Massachusetts Financial Services Co. has stopped paying brokers in "soft dollars" – which essentially are inflated stock-trading commissions -- for research and other services.***
>
> * * *
>
> ***MFS, for its part, has a new nonexecutive chairman, Robert Pozen, who sees the soft-dollar funnel as a lucrative one for brokers, but one that hides the true cost of such services to shareholders. "It's all camouflaged," said Mr. Pozen, a former associate general counsel of the SEC. Now, he added, "If we want something, if we think it's valuable, we will pay cash."***
>
> ***Mutual funds and other institutional investors paid about $12.7 billion in commissions in 2002, about half of which was compensation for research and other forms of soft-dollar services,*** according to the latest numbers from research firm Greenwich Associates.
>
> MFS and other big fund firms now pay about five cents per share for stock trades in "bundled" soft-dollar arrangements that include research and payment for executing trades. The stripped-down, no-research rate at an electronic-trading service might be as low as two cents a share. ***One reason fund companies bundle research into commissions is that commission payments are subtracted directly from shareholder's accounts, rather than being taken out of the management fees paid to the fund companies.***

> MFS, a unit of Sun Life Financial Inc., estimates that it will now have to shell out an additional $10 million to $15 million a year out of its own pockets because of its new policy, reducing its mutual-fund advisory fees by 2% annually.

[Emphasis added.] The March 16th article in *The Wall Street Journal* article also added that MFS had stopped paying brokerage commissions to encourage brokers to push MFS funds, noting that the SEC was investigating MFS for such arrangements.

12. Finally, on March 31, 2004 the full truth was finally disclosed when the SEC brought an enforcement action directly against MFS Company for violations of the Investment Company Act and Investment Advisers Act based on the same conduct alleged herein. *See* March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions against MFS, File No. 3-11450, at http://www.sec.gov/litigation/ admin/ia-2224.htm ("MFS Cease and Desist Order"). Specifically, as stated in the MFS Cease and Desist Order:

> ***Since at least January 1, 2000 through November 7, 2003, MFS allocated brokerage commissions on MFS Funds' portfolios transactions for "shelf space"...MFS had entered into bilateral "Strategic Alliance" arrangements with approximately 100 broker-dealers [with whom] MFS allocated brokerage commissions***
>
> * * *
>
> ***MFS did not adequately disclose to MFS shareholders that it allocated fund brokerage commissions to satisfy Strategic Alliances.***
>
> * * *
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or

> research services in selecting brokers, [the Fund should] specify those products or services."
>
> * * *
>
> ***From at least January 1, 2000 to November 7, 2003, MFS Funds' SAIs disclosed that MFS may consider sales of shares of the funds as a factor in the selection of broker-dealers to execute the MFS Funds' portfolio transaction. The SAIs did not make the distinction, however, between directing commissions in "consideration of fund sales" and satisfying negiotiated arrangements for specific amounts with brokerage commissions. The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf space" or heightened visibility within their distribution systems.***

Id.

13. Specifically, the actions by MFS Company created insurmountable, unmanageable conflicts of interest that were not disclosed and that constituted violations of Defendants' fiduciary duties owed to the Funds' investors, and violations of the Investment Company Act and Investment Advisers Act. Defendants purposefully omitted to disclose any of the improper excessive fees and commissions passed on to Plaintiffs and the other members of the Class. Defendants concealed such fees used to induce brokers to push MFS Funds as they realized that the inducements created an insurmountable conflict of interest material to any reasonable person deciding whether to invest in MFS Funds. As described by Senator Peter Fitzgerald (R-Ill.) in a January 28, 2004 article in *The Los Angeles Times* about a Senate committee hearing on mutual fund abuses, "'the mutual fund industry is indeed the world's largest skimming operation,'" tantamount to "'a $7-trillion trough' exploited by fund managers, brokers and other insiders."

14. Additional actions by the SEC, NASD, the New York Stock Exchange and/or the California Attorney General's Office, among other regulators, against MFS' sister mutual fund companies Franklin Advisers, Inc.; Franklin-Templeton Distributors, Inc.; PIMCO Advisers Fund Management LLC; and American Funds Distributors; and the brokerage house Edward D. Jones & Co. further illustrate that that the conduct alleged herein violates applicable statutes and regulations during the Class Period.

JURISDICTION AND VENUE

15. The claims asserted herein arise under and pursuant to Sections 34(b), 36(a) and (b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, 28 U.S.C. §§ 1331, 1337, and the common law.

16. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b). This action is also brought under the doctrine of pendant and supplemental jurisdiction.

17. Many of the acts charged herein, including the creation and utilization of improper revenue-sharing agreements, the failure to disclose the excessive fees and commissions that Defendants improperly siphoned from MFS Funds investors, and the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Additionally, Defendants maintain their headquarters in this judicial district.

18. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiffs

19. Plaintiff City of Chicago Deferred Compensation Plan held during the Class Period shares or units of MFS High Income Fund, MFS Growth Opportunity Fund and Massachusetts Investors Growth Stock Fund and has been damaged by the conduct alleged herein.

20. Plaintiff Eric Forsythe held during the Class Period and continues to own shares or units of the Massachusetts Investors Trust and has been damaged by the conduct alleged herein. A copy of his verification is attached as Exhibit B, submitted herewith.

21. Plaintiff Larry R. Eddings held during the Class Period shares or units of MFS Capital Opportunities Fund, MFS Strategic Income Fund, Massachusetts Investors Growth Stock, Massachusetts Investors Trust, MFS Total Return Fund, MFS High Income Fund, and MFS Emerging Growth Fund, and has been damaged by the conduct alleged herein.

22. Plaintiff Richard Koslow held during the Class Period and continues to own shares or units of MFS Utilities Fund and has been damaged by the conduct alleged herein. A copy of his verification is attached as Exhibit B, submitted herewith.

Defendants

23. Defendant Sun Life Financial Inc. ("Sun Life") is a financial services company and the ultimate parent of defendants bearing the MFS name. MFS Company is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly-

owned subsidiary of Sun Life. Sun Life maintains its U.S. office at One Sun Life Executive Park SC 2132, Wellesley Hills, Massachusetts 02481.

24. Defendant MFS Company is a subsidiary of Sun Life and offers investment products and money management services. MFS Company is registered as an investment adviser under the Investment Advisers Act and managed and advised the MFS Funds during the Class Period. MFS Company has ultimate responsibility for overseeing the day-to-day management of the MFS Funds. MFS Company, which conducts its advisory business under the name MFS Investment Management, is headquartered at 500 Boylston Street, Boston, Massachusetts 02116. ("MFS Company" "MFS Investment Management" and "Investment Adviser Defendant" are referred to interchangeably herein). Investment management fees payable to MFS Company are calculated as a percentage of the funds' average daily net asset value.

The Officer and Trustee Defendants

25. During the Class Period, defendant Jeffrey L. Shames ("Shames") was a Chairman and Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, Shames served as Chairman of MFS Company during the Class Period. Shames' business address is 500 Boylston Street, Boston, Massachusetts 02116. Shames violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

26. During the Class Period, defendant John W. Ballen ("Ballen") was the President and Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, Ballen served as Chief Executive Officer and Director of MFS Company during the Class Period. Ballen's business address is 500 Boylston Street, Boston, Massachusetts

02116. Ballen violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

27. During the Class Period, defendant Kevin J. Parke ("Parke") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, Parke served as President, Chief Investment Officer and Director of the MFS Company during the Class Period. Parke's business address is 500 Boylston Street, Boston, Massachusetts 02116. Parke violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

28. During the Class Period, defendant Lawrence H. Cohn, M.D. ("Cohn") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Cohn received compensation of $148,006 for the calendar year ended 2002. Cohn's business address is Brigham and Women's Hospital, PBB J-101, 75 Francis Street, Boston, Massachusetts 02115. Cohn violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

29. During the Class Period, defendant William R. Gutow ("Gutow") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Gutow received compensation of $148,006 for the calendar year ended 2002. Gutow's business address is 500 Boylston Street, Boston, Massachusetts 02116. Gutow violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

30. During the Class Period, defendant J. Atwood Ives ("Ives") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Ives received compensation of $164,031 for the calendar year ended 2002. Ives' business address is 500 Boylston Street, Boston, Massachusetts 02116. Ives violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

31. During the Class Period, defendant Abby M. O'Neill ("O'Neill") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For her service as a Trustee overseeing the MFS fund complex, O'Neill received compensation of $146,450 for the calendar year ended 2002. O'Neill's business address is 500 Boylston Street, Boston, Massachusetts 02116. O'Neill violated her fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

32. During the Class Period, defendant Lawrence T. Perera ("Perera") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Perera received compensation of $151,574 for the calendar year ended 2002. Perera's business address is 60 State Street, Boston, Massachusetts 02109. Perera violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

33. During the Class Period, defendant William J. Poorvu ("Poorvu") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Poorvu received compensation of

$161,463 for the calendar year ended 2002. Poorvu's business address is Harvard Business School, MBA Admissions, Dillon House, Soldiers Field Road, Boston, Massachusetts 02163. Poorvu violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

34. During the Class Period, defendant J. Dale Sherratt ("Sherratt") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Sherratt received compensation of $149,006 for the calendar year ended 2002. Sherratt's business address is 500 Boylston Street, Boston, Massachusetts 02116. Sherrart violated his fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

35. During the Class Period, defendant Elaine R. Smith ("Elaine Smith") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For her service as a Trustee overseeing the MFS fund complex, Elaine Smith received compensation of $152,574 for the calendar year ended 2002. Elaine Smith's business address is 500 Boylston Street, Boston, Massachusetts 02116. Elaine Smith violated her fiduciary duties to the Funds and the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

36. During the Class Period, defendant Ward Smith ("Ward Smith") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Ward Smith received compensation of $165,334 for the calendar year ended 2002. Ward Smith's business address is 500 Boylston Street, Boston, Massachusetts 02116. Ward Smith violated his fiduciary duties to the Funds and

the Funds' investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein.

37. Defendants Shames, Ballen, Parke, Cohn, Gutow, Ives, O'Neill, Perera, Poorvu, Sherratt, Elaine Smith, and Ward Smith are referred to collectively herein as the "Trustee Defendants."

The Distributor Defendant

38. During the Class Period, defendant MFS Distributors, Inc. ("MFD," "MFS Distributors," or the "Distributor Defendant"), MFS Company's wholly-owned broker dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"), marketed and sold the MFS Funds as the Funds' principal underwriter and promoted and provided information regarding the portfolio management services of the MFS investment adviser(s) to unaffiliated third-party broker/dealer firms. MFD also implemented the Rule 12b-1 distribution plans entered into between MFD and the MFS Funds. MFD is located at 500 Boylston Street, Boston, Massachusetts 02116.

The John Doe Defendants

39. Defendants John Does 1-100 were Trustees and/or Officers charged with overseeing the MFS fund complex during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

The MFS Funds

40. Nominal defendants the MFS Funds are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of trustees charged with representing the interests of the shareholders in one or a series of the funds. The MFS Funds are named as nominal defendants to the extent that they may be deemed necessary

and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

41. The MFS Funds offer multiple classes of shares, with each class representing a *pro rata* interest in each MFS Fund. MFS Fund shares are issued to MFS Fund investors pursuant to Prospectuses that must comply with the federal securities laws, including the Investment Company Act. All of the Prospectuses are substantially the same on the matters relevant to this litigation.

42. Each of the MFS Funds is an open-ended management investment company organized as Massachusetts business trusts. An open-ended company is a management company that "offer[s] for sale or has outstanding any redeemable securit[ies] of which it is the issuer." 15 U.S.C. § 80a-5. A redeemable security is defined as "any security . . . under the terms of which the holder, upon its presentation to the issuer . . . is entitled . . . to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." 15 U.S.C. §80a-2(a)(32).

43. All of the MFS Funds offer securities. Many of the MFS Funds offer multiple separate series of securities which are commonly referred to as Portfolios. Each of the Portfolios, as also identified on the list annexed hereto as Exhibit A, is a separate pool of capital invested by mutual fund shareholders constituting, in effect, a separate fund with its own investment objective, policies, and shares.

44. All of the MFS Funds are alter egos of one another. The Funds are essentially pools of investor assets that are managed and administered by a common body of officers and employees of MFS Company who administer the MFS Funds generally. The MFS Funds have no independent will and are totally dominated by MFS Company and the common body of

Trustees established by MFS Company. Thus, in substance, the MFS Funds function as components of one unitary organization.

45. All MFS Funds share MFS Company as their investment adviser and share MFS Distributors as their principal underwriter and distributor. Additionally, the Defendants pool together fees and expenses collected from the MFS Fund investors, resulting the MFS Funds sharing expenses with one another.

SUBSTANTIVE ALLEGATIONS

DEFENDANTS IMPROPERLY USED FUND ASSETS TO UNDULY INFLUENCE BROKERS TO PUSH MFS FUNDS ON UNWITING INVESTORS

Defendants Paid Brokerages to Push Their Unwitting Clients into MFS Funds

46. Unbeknownst to Plaintiffs and the other members of the Class, throughout the Class Period, Defendants used the assets of its mutual fund investors to pay kickbacks to various brokerages and participate in "shelf-space" programs at the brokerages, including, but not limited to, Morgan Stanley, Salomon Smith Barney, Wachovia Securities, Merrill Lynch and Chase Investment Services. In fact, MFS Company had "shelf space" arrangements with more than a 100 brokerage firms during the Class Period. Many of these brokerage firms have now admitted their "shelf-space" arrangements for which MFS Company "paid to play" with funds siphoned from Fund shareholders.

47. Pursuant to the "shelf-space" program agreements, brokers steered unknowing clients into MFS Funds because the brokers were paid more for MFS Funds than for other mutual funds.

48. These *quid pro quo* "shelf-space" arrangements between Defendants and the brokerage firms called for millions of dollars in additional compensation to be paid from Defendants to the brokerages as incentive to steer unwitting investors into the MFS Funds,

resulting in inflated fees being paid by investors. MFS Company made these payments through a variety of means including: directing the trades – and the lucrative commissions – in the securities and other investments of the underlying investment portfolios of the MFS Funds to these brokerages ("directed brokerage"); paying excessive commissions under the guise of "Soft Dollars," as defined below; making payments of cash or "hard dollars" from fees collected from investors ("revenue-sharing payments"); and, making other improper payments used as inducements to brokerages to steer their unwitting clients into MFS Funds. To the extent revenue sharing payments were purportedly made from the assets of the Investment Adviser Defendant or MFS Distributors, those companies reimbursed themselves through management fees and other payments from the MFS Funds, thereby diminishing investors' holdings in the Funds.

49. With respect to the directed brokerage, MFS would direct Distributor Defendant MFD target amounts of commission required to satisfy the *quid pro quo* arrangements with each broker-dealer. *Id.* Moreover, MFS used three methods of allocating brokerage commissions for these *quid pro quo* arrangements: (1) by forwarding portfolio transactions directly to a broker-dealer with whom it had a Strategic Alliance ("distributing broker"); (2) through "step-out" arrangements whereby the broker-dealer who executed the transaction had to pay a part of the commission ("step out" that part of the commission) to another, non-executing broker who had a "shelf space" arrangement with MFS ; and (3) through "introducing broker" arrangements whereby the broker-dealer who executed the transaction had to forward the entire commission amount to an "introducing", non-executing broker who had a "shelf space" arrangement with MFS. With respect to the latter two methods, the ultimate recipient of the directed brokerage commission did not even make the trade that generated the commission, but, instead, was given

the commission solely to satisfy the *quid pro quo* arrangement between MFS and the broker who had pushed his/her clients into MFS Funds. *Id.*

50. Moreover, Defendants' use of directed brokerage resulted in churning of the MFS Fund portfolios as Defendants increased the number on trades made in an attempt to meet their brokerage commissions "shelf space" quotas agreed to with the brokerage houses.

51. With respect to revenue-sharing and other improper payments, MFS had various payment arrangements for the Strategic Alliances. For many Strategic Alliances, MFS paid broker-dealers anywhere from 15 to 25 basis points ("bps") on mutual fund gross sales and/or 3 to 20 bps on aged assets (held over one year). These payments were in addition to existing payments, including dealer concessions, shareholder servicing payments, and payments for services that MFS otherwise would provide, such as sub-accounting.

52. The costs of MFS Company's shelf space agreements were the burden of the MFS Funds' shareholders through the fees and expenses paid by the shareholders. As described in the Prospectus dated May 1, 2003 for the MFS Growth Opportunities Fund, these "fees and expenses" – the true nature of which was hidden from shareholders - are those that a shareholder will "pay when you buy, redeem and hold shares of the fund." Furthermore, with respect to the 12b-1 fees that Defendants used as kickbacks, the MFS Growth Opportunity Fund states in no uncertain terms that these fees directly impacted shareholders stating that these 12b-1 "fees will increase the cost of your shares."

THE SEC'S FINE AND CENSURE OF MFS

53. On March 31, 2004, the SEC fined and censured MFS for much of the same conduct alleged herein. Specifically, the SEC found that "from at least January 1, 2000 through

November 7, 2003, MFS negotiated bilateral agreements, known as "Strategic Alliances" with approximately 100 broker-dealers." *See* MFS Cease and Desist Order.

54. The SEC also found that MFS paid for the *quid pro quo* Strategic Alliances through both directed brokerage and revenue sharing payments. *Id.*

55. The SEC further found that these *quid pro quo* arrangements "were not adequately disclose[d] to MFS shareholders." *Id.* Consequently, the SEC found that MFS had willfully violated section 206 of the Investment Adviser Act which prohibits engaging in "any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client" and 34(b) of the Investment Company Act which makes it "unlawful for any person to make any untrue statement of a material fact in any registration statement...[or]...omit to state therein any fact necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being material misleading."

MFS' IMPROPER SHELF-SPACE ARRANGEMENTS

56. In its finding against MFS, the SEC stated that MFS had entered into *quid pro quo* arrangements with approximately 100 broker-dealers. Below are just a handful of those broker-dealers with whom MFS had these improper arrangements.

MFS's Improper "Shelf-Space" Arrangement with Morgan Stanley

57. According to internal Morgan Stanley documents as well as former Morgan Stanley brokers who worked for Morgan Stanley during the Class Period, the "shelf-space program" in which MFS Company participated at Morgan Stanley was called the "Asset Retention Program," later renamed the "Partners Program." The Partners Program was nothing more than a vehicle for enabling a series of veiled payments by MFS, and other mutual fund companies, to Morgan Stanley to steer unknowing investors into their funds. ***Under the "Partner's Program," Morgan Stanley brokers improperly and aggressively pushed MFS***

Funds on unwitting clients solely because they received more cash to do so, not because such funds were in the best interests of the investors. According to Morgan Stanley internal documents, MFS paid millions of dollars during the Class Period in directed brokerage and other means as part of the *quid pro quo* arrangement with Morgan Stanley to participate in the Morgan Stanley Partners Program. In numerous enforcement actions to date, including an action against MFS Company, such payments have been condemned by the SEC as being improper and creating conflicts of interest that were not properly disclosed to investors.

58. According to the Morgan Stanley SEC Cease-and-Desist Order:

> The selective marketing programs that Morgan Stanley DW operated, initially known as the Asset Retention Program and later as the Partners Program, created an undisclosed conflict of interest because Morgan Stanley DW was authorized to offer and sell shares of approximately 115 mutual fund complexes, but the firm and its FAs received additional compensation for the sale of the mutual funds of a select group of fund complexes.

See The Morgan Stanley SEC Cease-and-Desist Order, *at* http://www.sec.gov/litigation/admin/33-8339.htm.

59. Similarly, the NASD issued a news release, titled "NASD Charges Morgan Stanley with Giving Preferential Treatment to Certain Mutual Funds in Exchange for Brokerage Commission Payments" (the "November 17 NASD News Release"), which explained that:

> ...Morgan Stanley operated two programs - the Asset Retention Program and the Partners Program - in which it gave favorable treatment to products offered by as many as 16 mutual fund companies out of a total of over 115 fund complexes that could be sold by the firm's sales force. In return for these brokerage commissions and other payments, mutual fund companies received preferential treatment by Morgan Stanley...
>
> ***This conduct violated NASD's "Anti-Reciprocal Rule," Conduct Rule 2830(k), which prohibits members from favoring the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the mutual fund companies, as well as allowing sales personnel to share in directed brokerage***

commissions. One important purpose of the rule is to help eliminate conflicts of interest in the sale of mutual funds.

See The November 17 NASD News Release, *at* http://www.nasd.com/web/idcplg?IdcServce=SS GET PAGE&ssDocName=NASDW 002819&ssSOurceNodeId=1108.

60. Through the Asset Retention and Partners Programs, the MFS Defendants paid excessive commissions as kickbacks to Morgan Stanley brokers to induce them to sell MFS Funds. According to brokers employed by Morgan Stanley during the Class Period, and internal Morgan Stanley documents, pursuant to the Partners Program, Morgan Stanley adopted a broker "Incentive Compensation" payout grid that reflected these kickbacks and provided greater compensation for sales of MFS Funds compared to other mutual funds that were not paying kickbacks.

61. Because of the improper kickback payments by the MFS Defendants, Morgan Stanley's management made it clear through firm-wide memos that it wanted its brokers to take advantage of the payout grid by directing investors into MFS Funds. As stated by Bruce Alonso, the managing director of Morgan Stanley's Investor Advisory Services Division, in a firm-wide message entitled "An Important Message from Bruce Alonso Regarding the 2003 Compensation Plan" circulated throughout Morgan Stanley in December of 2002: "the recently announced 2003 Compensation Plan provides you with the opportunity to increase your overall compensation by focusing on asset-based products," *i.e.*, MFS Funds.

62. Additionally, in order to further push MFS Funds and reap the benefits of the extra inducements from MFS, Morgan Stanley management gave MFS Funds priority placement in the review of fund materials to be distributed to Morgan Stanley brokers; gave MFS access to Morgan Stanley's branch system at the branch managers' discretion; gave MFS direct access to Morgan Stanley brokers; included MFS in Morgan Stanley broker events; and invited MFS

Company to participate in programs broadcasted to brokers over Morgan Stanley's internal systems.

63. In the Administrative Proceeding against Morgan Stanley, the SEC found that:

> In exchange for participation in the program, the Asset Retention Program Participants paid Morgan Stanley DW: (i) 15 or 20 basis points ("bps") on gross sales of open-end, variable-priced mutual fund shares (the "gross sales payments") and (ii) 5 bps on aged assets (participating fund shares held over one year), which the firm then paid to the FAs responsible for the accounts holding these assets. ***These payments were in addition to existing payments such as commissions, 12b-1 fees, shareholder servicing fees and account maintenance fees.***
>
> * * *
>
> In return for their payments, program participants received a number of marketing benefits. First, ***Morgan Stanley DW included all Asset Retention Program Participants on its "preferred list," which was a list of fund complexes that FAs should look to first in making recommendations of mutual fund products. Second, it ensured that Asset Retention Program Participants had a "higher profile" in Morgan Stanley DW's sales system than non-participating fund complexes*** by, among other things, increasing the visibility of the Asset Retention Program Participants on its FAs' [Financial Advisers] workstations. Third, the program participants were eligible to participate in the firm's 401(k) programs and to offer offshore fund products to Morgan Stanley DW's customers.
>
> ***Morgan Stanley DW also provided "incentives designed to support long-term mutual fund asset retention goals."*** In particular, Morgan Stanley DW paid the 5bps component of the Asset Retention Program payment to FAs, thus incentivizing FAs to encourage their customers to make, and then retain over the specified time period, their investments in mutual fund complexes participating in the Asset Retention Program.

See The Morgan Stanley SEC Cease-and-Desist Order, *at* http://www.sec.gov/litigation/admin/33-8339.htm. [Emphasis added.]

64. Similarly, the November 17, 2003 NASD News Release regarding the NASD action against Morgan Stanley stated that:

> [T]he participating mutual fund companies [including MFS] paid Morgan Stanley an extra 15 to 20 basis points on each sale. This was over and above the normal fees earned by the firm for selling the funds.

See November 17 NASD News Release, *at* http://www.nasd.com/web/idcplg?IdcServce=SS GET PAGE&ssDocName=NASDW 002819&ssSOurceNodeld=1108.

65. With respect to the "shelf-space" program involving MFS Company discussed above, Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated that unbeknownst to investors in the MFS Funds, "Morgan Stanley received monetary incentives [from MFS Company] -- in the form of 'shelf-space' payments -- to sell particular mutual funds [*i.e.*, MFS Funds] to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction." *See* SEC Charges Morgan Stanley With Inadequate Disclosure in Mutual Fund Sales - Morgan Stanley Pays $50 Million To Settle SEC Action, November 17, 2003, *at* http://www.sec.gov/news/press/2003-159.htm.

66. The investigation by the SEC and NASD and the resulting settlement with the first target, Morgan Stanley, received wide praise, including from members of Congress. As stated by Sen. Peter Fitzgerald (R-Ill.) who is leading a Congressional inquiry of the mutual funds industry:

> [The] settlement 'goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared. . . . Congress has to figure out the variety of ways people are being sheared so that we can stop it.'

See Brook A. Masters and Kathleen Day, Morgan Stanley Settles with SEC, NASD; Firm Accused of Failing to Disclose Funds' Payments, *THE WASHINGTON POST*, Nov. 18, 2003, at E1. However, Morgan Stanley was not the only brokerage firm that accepted payments from MFS

Company in exchange for pushing investors into MFS Funds. As seen below, the MFS Defendants also made "shelf-space" payments during the Class Period to other major brokerage houses including Salomon Smith Barney and Wachovia Securities, among others. As stated above, the SEC in fact found that "from at least Jan. 1, 2000, thorough Nov. 7, 2003, MFS negotiated bilateral arrangements, known as "Strategic Alliances," with approximately ***100 broker-dealers.*** " *See* http://www.sec.gov/news/press/2004-44.htm. (emphasis added).

MFS's Improper Shelf-Space Arrangement With Smith Barney

67. In a June 2004 press release on the Smith Barney website entitled "Mutual Funds, Revenue Sharing and Fund Families." Smith Barney, a division of Citigroup Global Markets Inc., identified that the MFS Funds made payments to Smith Barney as part of a "shelf space" arrangement. *See* http://www.smithbarney.com/products_services/mutual_funds/ investor_information/revenueshare.html.

MFS's Improper "Shelf-Space" Arrangement With Wachovia Securities

68. Wachovia Securities has also identified on its website that it received payments from MFS as part of a "shelf space" arrangement. *See* http://www.wachovia.com/files/ Mutual_Fund_ Guide2.pdf.

MFS's Improper "Shelf-Space" Arrangement With Janney Montgomery Scott

69. On October 21, 2004, Janney Montgomery Scott disclosed that the company received payments from MFS as part of a "shelf space" arrangement.

MFS's Shelf-Space" Arrangement With Chase Investment Services Corp.

70. Chase Investment Services Corp. ("CISC") disclosed on its website in October 2004 that CISCS received payments from MFS as part of a "shelf space" arrangement.

MFS's "Shelf-Space" Arrangement With FSC Securities Corporation

71. FSC Securities Corporation represents financial advisors under the AIG group umbrella. The firm's September 14, 2004, "FSC Disclosure Document for Mutual Fund and Variable Annuity Investors" indicates that that MFS participated in "shelf space" arrangements with FSC. *See* http://www.fscorp.com/EPProgramDisclosure.pdf. According to the FSC Disclosure Document, MFS paid FSC an amount "in addition to the customary sales charges in connection with sales of mutual funds." *Id.* FSC Securities also disclosed that their individual brokers, as well as FSC Securities, are compensated by MFS such that it "may create an incentive for representatives to sell such funds." Furthermore, on sales of MFS Funds, FSC brokers did not have to pay a ticket charge, further increasing their compensation.

72. Finally, FSC Securities disclosed that it also received compensation in the form of 12b-1 fees: "12b-1 fees are payments made by a mutual fund in connection with a distribution of its securities. The fund company takes 12b-1 fees out of the fund's assets each year for marketing and distribution expenses, which ***may include compensating representatives.***" (Emphasis added).

MFS's "Shelf-Space" Arrangement With Bank One

73. In a document entitled "A Guide to Mutual Fund Investing" dated October 2004, Bank One stated it received "shelf space" payments from MFS. *See* http://www.bank one.com/resources/Guide_to_Mutual_Fund_Investing.pdf. MFS Company paid Bank One a percentage of the total dollar amount of MFS Funds sold by Bank One brokers. In addition to this upfront reward for selling MFS Funds, Bank One also received an additional quarterly payment of the total amount held per year. Finally, on top of all these payments by MFS Company to Bank One for "shelf space", Bank One was reimbursed for expenses incurred for sales meetings, seminars, and conferences.

MFS's "Shelf-Space" Arrangement With National Planning Holdings, Inc.

74. On its website on September 24, 2004, National Planning Holdings, Inc. ("NPH"), a full service broker/dealer, revealed that it had "entered into agreements" with MFS "who provide the BDs [broker/dealers] with marketing and other services and who also provide the BDs with additional compensation." *See* http://www.siionline.com/public/sii_disclosure.pdf. As a result, MFS paid NPH's brokers up to 40 bps on gross sales of MFS Funds. In addition, MFS paid up to 5 bps on the amount of MFS assets under management by NHP brokers on an annual basis. Finally, MFS paid NHP a minimum of $500,000 per year under the program.

MFS's "Shelf-Space" Arrangement With Primerica Financial Services

75. Primerica Financial Services Investments ("PSFI"), a subsidiary of Citigroup, disclosed on its website, on or about December 10, 2004, that in addition to "sales charges and other fees disclosed in each fund's prospectus fee table, PFSI receives other compensation or "revenue sharing" from MFS. *See* http://ww3.primerica.com/public/ mutual_fund_disclosures.html. PFSI also disclosed that in addition to revenue-sharing payments "PFSI may be reimbursed by these fund families or their affiliates for expenses incurred for various meetings, seminars, and conferences held in the normal course of business." *Id.*

MFS's "Shelf Space" Arrangement with Merrill Lynch

According to a former MFD employee who was involved with "shelf space" payments during the Class Period, MFS made payments to Merrill Lynch during the Class Period as part of a "shelf space" arrangement with Merrill Lynch.

DEFENDANTS CONCEALED THEIR PRACTICES FROM INVESTORS

76. Defendants knew that these "shelf-space" arrangements present a clear, unmanageable conflict of interest, pitting the financial interest of the broker against that of its clients. Rather than disclosing this material information, knowing that a recommendation to

purchase MFS Funds would be completely undermined if clients knew that the broker was paid from Fund assets to give it, Defendants concealed the truth regarding these "shelf space" arrangements. In fact, according to a former MFD employee involved in "shelf space" payments during the Class Period, MFD employees were instructed not to leave a paper trail, and employees were warned not to talk openly about the "shelf space" payments.

77. Commenting on the enforcement action against MFS, Stephen M. Cutler, Director of the SEC's Division of Enforcement stated, "A mutual fund manager's use of fund brokerage commissions to pay for the marketing and distribution of the fund creates a conflict of interest that must be fully and fairly disclosed." *See* http://www.sec.gov/news/press/2004-44.htm. Defendants failed to do this. As stated in the Cease-and-Desist Order against MFS, "MFS did not adequately disclose to MFS shareholders that it allocated fund brokerage commissions to satisfy strategic alliances." *See* http://www.sec.gov/litigation/admin/ia-2224.htm.

DEFENDANTS' "SHELF-SPACE" PROGRAM CREATED UNDISCLOSED CONFLICTS OF INTEREST

78. Defendants' participation in "shelf-space" programs through the means described above created undisclosed, insurmountable conflicts of interest. For example, Defendants' participation in "shelf-space" programs at the brokerage houses identified above, among others, created an atmosphere where brokers did everything they could to steer investors into MFS Funds in order to line their own pockets with money with no concern for the well-being of the investors. In addition, Defendants' use of directed brokerage as a means of paying shelf-space created additional conflicts of interest as creating incentives for brokers to push MFS Funds took precedence over getting the best execution price for MFS Funds transactions. The use of directed brokerage caused Defendants to purchase or sell securities in the Funds' portfolios to

satisfy "shelf space" commitments rather than to benefit these portfolios. Such inherent conflicts of interest were plainly unmanageable.

THE "SHELF-SPACE" PROGRAM INJURED THE FUNDS AND THEIR INVESTORS

79. The massive shelf-space programs described herein benefited MFS Company by increasing the asset value of the funds, thereby increasing the dollar amount of the adviser's percentage fee. However, the "shelf space" payments did not contribute positively to the net asset value of the funds per share, and damaged the class members by reducing the value of their interest in Funds under the Investment Adviser's management. The "shelf space" arrangements discussed above resulted in improperly inflated fees charged to investors with no resulting benefit to investors. As stated in the May 1, 2003 Prospectus for the MFS Growth Opportunities Fund, which is virtually identical in substance to all Prospectuses issued during the Class Period, these fees, which include 12b-1 fees, "will increase the costs of your shares." This is because, after payment, the 12b-1 fees are specifically assessed against the interests of the individual shareholders. Furthermore, both 12b-1 and management fees immediately reduce the amount for which shareholders are legally entitled to redeem their shares. These fees included amounts sufficiently large to pay "shelf space" expenses directly or to reimburse the investment advisor, distributor or their affiliates for such payments.

80. Moreover, these practices resulted in excessive trades in shareholders' accounts, such that the accounts were effective churned to generate more commissions – at the detriment to shareholders – so that MFS could meet its quotas to satisfy its *quid pro quo* "shelf space" arrangements. As stated by the SEC in its action against MFS, "frequently, MFD also requested that [MFS] Equity Trading [the MFS branch responsible for placing the directed brokerage

trades with broker-dealers] increase trading to more quickly satisfy a target commission amount with a certain broker-dealer." *See* MFS Cease and Desist Order.

81. Finally, these practices created inherent, unmanageable conflicts of interests that also injured shareholders. As explained by the National Association of Insurance and Financial Advisors:

> This practice creates numerous potential conflicts of interest, including possible incentives for broker-dealers to base their fund recommendations to customers on brokerage commission considerations rather than on whether a particular fund is the best match for a client.

See http://www.naifa.org/frontline/20040428_SEC_aa.html.

THE TRUTH IS REVEALED

82. As discussed above, the truth about MFS Company began to emerge on November 17, 2003, when the SEC and the NASD censured Morgan Stanley for, among other wrongdoing, accepting MFS Company's impermissible payments in exchange for aggressively pushing MFS Funds over other mutual funds. On November 18, 2003, the *Washington Post* published an article which stated "Morgan said [the] companies in its 'Partners Program' included ... ***MFS Investment Management*** ..." among others. [Emphasis added.]

83. On January 14, 2004, *The Wall Street Journal* further explained the "shelf-space" relationship between MFS Company and brokerages including Morgan Stanley. An article entitled "SEC Readies Cases On Mutual Funds' Deals With Brokers," citing "a person familiar with the investigation," states that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage houses that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been investigating the business arrangements between fund companies and brokerage houses since last spring.*** It held a news conference yesterday to announce ***it has found***

> ***widespread evidence that brokerage houses steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage houses.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> ***People familiar with the investigation say regulators are looking into examples of conflicts of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

84. On March 16, 2004, in the story "MFS Ends 'Soft Dollar' Payments on Concerns Over Ethics," *The Wall Street Journal* announced that MFS Company was ending its practice of paying brokers Soft Dollars. In the story, MFS Company recognized that shareholders paying for research services in Soft Dollars wrongfully obscures the true value of the benefits received by the funds and their shareholders. The March 16th article also added that MFS had stopped paying brokerage commissions to encourage brokers to push MFS funds, noting that the SEC was investigating such arrangements.

85. Finally, on March 31, 2004, the full truth was disclosed when the SEC brought its action against MFS for the same conduct at issue in this Complaint. *See* MFS Cease and Desist Order. As stated above, the SEC found that MFS had willfully violated the Investment Company

Act and Investment Advisers Act and ordered that MFS pay $50 million in penalties for its actions.

THE DEFENDANTS ENGAGED IN IMPROPER CONDUCT

The Trustee Defendants Breached Their Fiduciary Duties to MFS Funds Investors

86. Mutual fund Boards of Directors have a duty to protect investors and closely guard the fees paid to an Investment Adviser and guarantee that they are not excessive and that the Investment Adviser is acting in the best interest of the mutual fund investors. As explained by William Donaldson, the head of the SEC, in a January 7, 2004 speech to the Mutual Funds Directors Forum:

> The Board of Directors of a mutual fund has significant responsibility to protect investors. By law, directors generally are responsible for the oversight of all of the operations of a mutual fund. In addition, under the Investment Company Act, directors are assigned key responsibilities, such as negotiating and evaluating the reasonableness of advisory and other fees, selecting the fund's independent accountants, valuing certain securities held by the fund, and managing certain operational conflicts.
>
> The role of fund directors is particularly critical in the mutual fund context because almost all funds are organized and operated by external money-management firms, thereby creating inherent conflicts of interest and potential for abuse. Money-management firms operating mutual funds want to maximize their profits through fees provided by the funds, but the fees, of course, paid to these firms, reduce the returns to fund investors.
>
> Independent directors, in particular, should serve as "independent watchdogs" guarding investors' interests - and helping to protect fund assets from uses that will be of primary benefit to management companies. These interests must be paramount, for it is the investors who own the funds and for whose sole benefit they must be operated.

http://www.sec.gov/news/speech/spch010704whd.htm.

87. The Investment Company Institute ("ICI"), of which MFS Company is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a Board of Directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing that directors oversee the advisers who manage and service their investments.***
>
> * * *
>
> ***In particular, under the Investment Company Act of 1940, the Board of Trustees of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.***

Understanding the Role of Mutual Fund Directors, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf (Emphasis added).[1]

88. MFS Funds' public filings state that the MFS Funds have boards of trustees that are responsible for the management and supervision of each fund. In this regard, the Statement of Additional Information for various classes of the Massachusetts Investors Trust (the "Statement of Additional Information" or "SAI") issued during the Class Period, which is available to the investor upon request, is typical of the Statements of Additional Information

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,500 mutual funds, 600 closed-end funds, 140 exchange-traded funds, and five sponsors of unit investment trusts. Its mutual fund members have 87.7 million individual shareholders and manage approximately $7.8 trillion in investor assets.

available for other MFS Funds. It states that, "[t]he Board of Trustees which oversees the Fund provides broad supervision over the affairs of the Fund. The Adviser is responsible for the investment management of the Fund's assets, and the officers of the Trust are responsible for its operations."

89. Moreover, the Statement of Additional Information states, with respect to the duties of the trustees vis-à-vis the funds' investment adviser, as follows:

> Investment Advisory Agreement – The Adviser manages the Fund pursuant to an Investment Advisory Agreement (the "Advisory Agreement") for all of the Funds in the Trust. Under the Advisory Agreement, the Adviser provides the Fund with overall investment advisory services. ***Subject to such policies as the Trustees may determine, the Adviser makes investment decisions for the Fund.*** For these services and facilities, the Adviser receives an annual investment advisory fee, computed and paid monthly [...]
>
> * * *
>
> The Advisory Agreement has an initial two-year term and continues in effect thereafter only if such continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Fund's shares [...] and, in either case, by a majority of the Trustees who are not parties to the Advisory Agreement or interested persons of any such party.

[Emphasis added.] The trustees of each fund are thus responsible for the review and approval of the advisory and fee agreements between MFS company and the MFS funds.

90. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment adviser is approved:

> In connection with their deliberations with regard to approval of the Fund's current investment advisory agreement with MFS [Company], the Trustees considered such information and factors as they believe, in the light of the legal advice furnished to them and their own business judgment, to be relevant to the interests of the shareholders of the Fund. Such factors include the nature, quality and extent of the services furnished by MFS to the Fund; the investment record of the Fund; ***comparative data as to investment performance, advisory fees and expense ratios***;

> ***possible economies of scale***; the necessity of MFS maintaining its ability to continue to retain and attract capable personnel to serve the Fund; the risks assumed by MFS; possible benefits to MFS from serving as adviser of the Fund and from providing certain administrative services to the Fund and from affiliates of MFS serving as principal underwriter and shareholder servicing agent of the Fund; current and developing conditions in the financial services industry, including the entry into the industry of large and well-capitalized companies which are spending and appear to be prepared to continue to spend substantial sums to engage personnel and to provide services to competing investment companies; the existence of appropriate incentives to assure that MFS will continue to furnish high quality services to the Fund; and various other factors.
>
> * * *
>
> Based upon their review, the Trustees determined that the investment advisory agreement was reasonable, fair and in the best interests of the Fund and its shareholders. The Trustees also concluded that the fees provided in the investment advisory agreement were fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

[Emphasis added.]

91. In truth and in fact, the MFS Funds boards of trustees, *i.e.* the Trustee Defendants were captive to and controlled by MFS Company, who induced the Trustee Defendants to breach their statutory and fiduciary duties to manage and supervise the MFS Funds, approve all significant agreements and otherwise take reasonable steps to prevent MFS Company from skimming MFS Funds assets. In many cases, key MFS Funds trustees were employees or former employees of MFS Company and were beholden for their positions, not to MFS Funds investors, but, rather, to MFS Company, whom they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of MFS Company and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings).

92. The MFS Trustees oversaw dozens of MFS Funds rendering it impracticable for them to properly perform their supervisory and monitoring functions. Therefore, the MFS Funds' Trustees functioned to improperly legitimize MFS Company's improper conduct.

93. To ensure that the trustees toed the line, MFS Company often recruited key fund trustees from its own ranks. For example, during the Class Period, defendants Shames, Ballen and Parke were Trustees charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, during the Class Period, Shames served as Chairman of MFS Company, Ballen served as Chief Executive Officer and Director of MFS Company and Parke served as President, Chief Investment Officer and Director of MFS Company.

94. In exchange for creating and managing the MFS Funds, including the Massachusetts Investors Trust, MFS Company charged the MFS Funds a variety of fees, each of which was calculated as a percentage of the funds' average daily net asset value. Hence, the more money invested in the funds, the greater the fees paid to MFS Company. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and their failure to properly manage the investment adviser, millions of dollars in MFS Funds assets were transferred through fees payable from MFS Funds assets to MFS Company that were of no benefit to fund investors.

95. These practices proved to be enormously profitable for MFS Company at the expense of Plaintiffs and the other members of the Class who had invested in the MFS Funds. In this regard, a Forbes article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the

> financial industry overall .... ***Economies of scale? This is a business made for them – but, ... the customers don't see the benefit.***
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%....*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund adviser. That happens just about never."

[Emphasis added].

96. Due in large part to the conflicted boardroom culture created by MFS Company's Trustees, Plaintiffs and the other members of the Class never knew, nor could they have known, from reading the Fund Prospectuses, Annual or Semi-Annual Reports, or otherwise, of the extent to which the Investment Adviser Defendant were using so-called 12b-1 fees, directed brokerage, excessive commissions, and other revenue sharing payments, to improperly siphon assets from the Funds to the detriment of Plaintiffs and the other members of the Class.

THE INVESTMENT ADVISER DEFENDANT USED RULE 12B-1 MARKETING FEES FOR IMPROPER PURPOSES

97. Rule 12b-1 fees were routinely taken from the MFS Funds and their investors. For example, for the fiscal year ended December 31, 2003, distribution and service fees taken from the Massachusetts Investors Trust alone under a 12b-1 Plan were $23,355,344.

98. By paying excessive brokerage commissions, directed brokerage, and cash payments, MFS Company violated Section 12 of the Investment Company Act because such payments were not made pursuant to a valid Rule 12b-1 Plan.

99. Section 12(b) of the Investment Company Act prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated

conditions set forth in Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the Board of Trustees; and the Board of Trustees must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made."

100. Additionally, the directors/trustees "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors/trustees may continue the plan "only if the Board of Directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. § 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.***" (Emphasis added).

101. The exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980, principally on the ground that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Boards of Directors authorized, and the Investment Adviser Defendant collected, millions of dollars in purported Rule 12b-1 marketing and

distribution fees. These excessive fees were paid to MFS Distributor as well as the brokers for pushing MFS Funds.

102. However, the purported Rule 12b-1 fees charged to MFS Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the Funds were marketed and the number of Fund investors increased, the economies of scale thereby created, if any, were not passed on to MFS Funds investors. For example, despite the fact the net assets of Class A shares of the MFS Series Trust VI increased from $187,780,000 to $261,042,000 during the Class Period, the net asset value per share of the fund decreased, falling from $13.98 in 1999 to $12.98 in 2003. Yet during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets jumping from 1.48% in 1999 to 1.54% in 2003.

103. Moreover, Defendants failed to reduce 12b-1 fees as the assets of the Funds increased. As fund assets increase, certain fixed costs remain the same, thereby reducing the overall costs per investor. To account for the decline in costs, fees to the Funds and its investors should be reduced. Despite this fact, Defendants failed to reduce 12b-1 fees that should not have increased as the size of the Fund asserts increased.

104. The rise in the expense ratio and simultaneous fall in the net asset value of the Fund, while the Funds were expanding, and the failure to reduce 12b-1 fees, were red flags that the Trustee Defendants knowingly or recklessly disregarded. The MFS Funds' marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. The Trustee Defendants ignored or failed to review written reports of the amounts expended pursuant to the MFS Funds Rule 12b-1

Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required and hence failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments harmed MFS Funds shareholders.

105. Defendants wrongfully inflated advisory fees through the 12b-1 plans by shifting to the Funds or investors expenses which were the responsibility of MFS Company without any corresponding reduction in the advisory fees. Furthermore, the 12b-1 payments benefited MFS Company by expanding the size of the Funds and thereby increasing the dollar amount of the advisors' fees. MFS Company improperly failed to reduce its advisory fees by the amount of the benefit they received as a result of the 12b-1 payments. This resulted in inflated advisory fees and directly impacted the shareholders' investments.

THE IMPROPER USE OF EXCESSIVE COMMISSIONS AND DIRECTED BROKERAGE

106. MFS Company paid excessive commissions and directed brokerage business to broker-dealers who steered their clients into MFS Funds as part of a *quid pro quo* "shelf-space" program arrangement between MFS Company and brokerages. Such payments and directed brokerage payments were used to fund undisclosed financial incentives to further push MFS Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to MFS Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty.

107. By paying the excessive commissions and directing brokerage business to participate in "shelf-space" programs, MFS Company violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 Plan. Furthermore, the directed brokerage violated applicable SEC regulations because the amounts

paid were over and above standard brokerage costs in order to compensate the brokers for preferential treatment.

108. The excessive commissions and directed brokerage used by MFS Company did not fund any services that benefited the MFS Funds shareholders. This practice materially harmed Plaintiffs and other members of the Class from whom the illegitimate and improper fees under the guise of so-called excessive commissions and directed brokerage business were taken.

IMPROPER USE OF SOFT DOLLARS

109. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. § 78bb(e)(1) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, any service that "provides lawful and appropriate assistance to money manager in performance of his investment decision making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

110. On March 23, 2004, MFS Chairman, Robert Pozen, testified before the U.S. Senate Banking Committee that, the industry's current system of paying for goods and services with "soft dollars," taken out of brokerage commissions, is detrimental to mutual fund shareholders. *See* "MFS chair discusses mutual fund industry reforms with Congress," at http://www.mfs.com/news/announcements/content.jhtml?cId=/templatedata/MFSNews/NewsArticle/xmldata/pozen_testify_standards.xml&_requestid=113428.

111. With regard to "soft dollars," the SEC explained the relationship between MFS and various broker-dealers as follows:

> Although many broker-dealers preferred Strategic Alliance payments in the form of cash or "hard dollars," MFS also "allocated" brokerage commissions on the MFS Funds' portfolio transactions to broker-dealers to satisfy these alliances. MFS referred to these allocated fund brokerage commissions as "soft dollars." In the ordinary course, to conduct portfolio transactions necessary to the pursuit of the Funds' investment program, the Funds must pay substantial amounts in brokerage commissions for execution services. MFS allocated the soft dollars from these brokerage commissions paid to effect portfolio transactions for the MFS Funds.
>
> * * *
>
> Some MFD employees who negotiated the Strategic Alliances created a draft guide, which, although was not submitted to anyone at MFS for review, stated that: "It is incumbent on the [employee] to negotiate the best deal for MFS. Usually this means trying to cover as many costs through soft dollars as possible."
>
> [] From at least January 1, 2000 through November 7, 2003, MFS allocated fund brokerage commissions to approximately 100 broker-dealers with whom it had Strategic Alliances. ***When MFS allocated soft dollars to satisfy Strategic Alliances, MFS allocated 1.5 times (or some other negotiated multiple) the amounts requested by the broker-dealers in basis points to satisfy the same Strategic Alliances in hard dollars.***

See http://www.sec.gov/litigation/admin/ia-2224.htm. [Emphasis added.]

112. MFS Company's actions went far beyond what is permitted by the Section 28(e) safe harbor by routinely using "Soft Dollars" as excessive commissions to pay brokers to push unwitting clients into MFS Funds. MFS Company used Soft Dollars to pay for these excessive commissions as well as overhead costs (for items such as computer hardware and software) thus charging MFS Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the Investment Adviser's fiduciary duties, properly should have been borne by the Investment Adviser Defendant MFS Company.

113. MFS Company paid excessive commissions to broker dealers on top of any legitimate Soft Dollars to steer their clients to MFS Funds and also directed brokerage business to firms that favored MFS Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push MFS Funds. These improper incentives created an undisclosed conflict of interest and caused brokers to steer clients to MFS Funds regardless of the Funds' investment quality relative to other investment alternatives for the investor and to thereby breach their duties of loyalty to Plaintiffs and the other members of the Class. By paying the excessive brokerage commissions, MFS Company also violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

THE PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

114. Plaintiffs and the other members of the Class were entitled to, and did receive, prospectuses pursuant to which the MFS Funds shares were offered.

115. Prospectuses are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. Section 34(b) of the Investment Company Act, *inter alia*, requires that

such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

116. Each of the MFS Company prospectuses and SAIs issued during the Class Period failed to disclose properly to investors material information about the MFS Funds and the fees and costs associated with them. As set forth below, each of the MFS prospectuses and SAIs issued during the Class Period contained substantially the same materially false and misleading statements, in that they omitted key information regarding the Funds' strategy for growth of assets, revenue-sharing, directed brokerage, 12b-1 fees and Soft Dollars. Such information was required to be disclosed in "easy to understand language" so that a reasonable investor could make an informed decision whether or not to invest in the Funds.

MATERIAL OMISSIONS REGARDING STRATEGIES FOR GROWTH

117. The May 1, 2003 Prospectus for the MFS Growth Opportunities Fund is similar in substance to all MFS Funds Prospectuses issued during the Class Period in that it omits to state that one of the principal methods for increasing assets of the Funds was through participation in "shelf-space programs."

118. For example, the Prospectus states the Fund's "investment objective is growth of capital." This statement is materially false and misleading because it failed to disclose that one of the strategies of the Fund was to pay brokers kickbacks to steer clients into the Funds, thereby growing Fund assets in order to maximize management fees payable to the Investment Adviser.

MATERIAL OMISSIONS REGARDING REVENUE-SHARING

119. The May 1, 2003 SAI for the MFS Growth Opportunities Fund is similar in substance to all MFS Fund Prospectuses and SAIs issued during the Class Period in that under the heading "Distribution Plan" it stated with respect to its description of the distribution plan and method by which it offered shares to the public:

> The Distribution Plan provides that the Fund may pay MFD a distribution fee in addition to the service fee described above based on the average daily net assets attributable to the Designated Class as partial consideration for distribution services performed and expenses incurred in the performance of MFD's obligations under its distribution agreement with the Fund. ***MFD pays commissions to dealers as well as expenses of printing prospectuses and reports used for sales purposes, expenses with respect to the preparation and printing of sales literature and other distribution related expenses, including, without limitation, the cost necessary to provide distribution-related services, or personnel, travel, office expense and equipment.*** The amount of the distribution fee paid by the Fund with respect to each class differs under the Distribution Plan, as does the use by MFD of such distribution fees.

[Emphasis added].

120. The Prospectus, as well as all other MFS Prospectuses, are materially false and misleading in that they failed to disclose, *inter alia*, that the purpose of such payments was not to compensate for normal brokerage costs, but rather for preferential treatment in the marketing of such shares. They also failed to disclose the massive aggregate amount of such payments as well as the following materially misleading adverse facts which also damaged Plaintiffs and the other members of the Class:

(a) that the Investment Adviser Defendant and/or MFS Distributors used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into MFS Funds;

(b) that the Investment Advisor Defendant and/or MFS Distributors used brokerage commissions and other methods of payment over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, and that the revenue-sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) that the Investment Adviser Defendant and/or MFS Distributors directed brokerage payments to firms that favored MFS Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the MFS Funds Rule 12b-1 Plan and also involved direct costs to the Funds;

(d) that the Investment Adviser Defendant and/or MFS Distributors compensated themselves out of investor assets for any payment they made pursuant to revenue-sharing agreements;

(e) that such revenue-sharing payment created undisclosed conflicts of interest;

(f) that the MFS Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the MFS Funds to investors were not passed on to MFS Funds investors; but rather, as the MFS Funds grew, fees charged to MFS Funds investors continued to increase; and

(h) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant were able to systematically skim millions of dollars from the investors of MFS Funds.

MATERIAL OMISSIONS REGARDING DIRECTED BROKERAGE BUSINESS

121. The May 1, 2003 SAI for the MFS Growth Opportunities Fund is similar in substance to all MFS Fund Prospectuses and SAIs issued during the Class Period in that under the heading "PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS" it states:

> In connection with the selection of broker dealers and the placing of Fund portfolio transactions, the Adviser seeks for the Fund the best overall price and execution available from responsible brokerage firms, taking account of all factors it deems relevant, including by way of illustration: price; the size of the transaction; the nature of the market for the security; the amount of the commission; the timing and impact of the transaction taking into account market prices and trends; the reputation, experience and financial stability of the broker or dealer involved; and the quality of services rendered by the broker or dealer in other transactions.
>
> * * *
>
> As permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended, the ***Adviser may cause the Fund to pay a broker or dealer which provides brokerage and research services to the Adviser an amount of commission for effecting a securities transaction for the Fund in excess of the amount other brokers or dealers would have charged for the transaction if the Adviser determines in good faith that the greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker or dealer viewed in terms or either a particular transaction or the Adviser's overall responsibilities to the Fund and its other clients.***

[Emphasis added].

122. The above statement is materially false and misleading in that it failed to disclose, that Defendants chose brokers and/or MFS Distributors to execute sales of the Funds' portfolios – and thereby directed the commissions from the sales of the portfolio securities to these brokers

– to satisfy negotiated arrangements with brokerages to give MFS Company "shelf-space" visibility and to push their clients into MFS Funds in exchange for directed brokerage. As stated by the SEC:

> From at least January 1, 2000 to November 7, 2003, MFS Funds' SAIs disclosed that MFS may consider sales of shares of the funds as a factor in the selection of broker-dealers to execute the MFS Funds' portfolio transactions. ***The SAIs did not make the distinction, however, between directing commissions in "consideration of fund sales" and satisfying negotiated arrangements for specific amounts with brokerage commissions. The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf space" or heightened visibility within their distribution systems.***

See http://www.sec.gov/litigation/admin/ia-2224.htm. [Emphasis added.]

123. Additionally, the above statement is materially false and misleading for the following reasons:

(a) the Investment Adviser Defendant and/or MFS Distributors used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into MFS Funds;

(b) the Investment Advisor Defendant and/or MFS Distributors used brokerage commissions and other methods of payment over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, that the revenue-sharing payments were in excess of standard sales loads and 12b-1 payments and that the commission payments were higher than what would be "best execution" or standard in order to compensate brokers for promoting Fund shares;

(c) the Investment Adviser Defendant and/or MFS Distributors directed brokerage payments to firms that favored MFS Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the MFS Funds Rule 12b-1 Plan;

(d) such revenue-sharing payments created undisclosed conflicts of interest;

(e) the MFS Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(f) any economies of scale achieved by marketing of the MFS Funds to investors were not passed on to MFS Funds investors; but rather, as the MFS Funds grew, fees charged to MFS Funds investors continued to increase; and

(g) the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant were able to systematically skim millions of dollars from the investors of MFS Funds.

MATERIAL OMISSIONS REGARDING 12B-1 FEES

124. The May 1, 2003 SAI for the MFS Growth Opportunities Fund is similar in substance to all MFS Fund Prospectuses and SAIs issued during the Class Period in that under the heading "Distribution Plan" it states:

> ***The[12b-1] Distribution Plan provides that the Fund may pay MFD a service fee of up to 0.25% of the average daily net assets attributable to the class of shares to which the Distribution Plan relates (i.e., Class A, Class B, Class C, Class R or Class J shares, as appropriate) (the "Designated Class") annually in order that MFD may pay expenses on behalf of the Fund relating to the servicing of shares of the Designated Class.*** The service fee is used by MFD to compensate dealers which enter into an agreement with MFD in consideration for all personal services and/or account maintenance services rendered by the dealer with respect to shares of the Designated Class owned by investors for whom such dealer is the dealer or holder of record or for whom the dealer provides such services.

[Emphasis added].

125. The above statement is materially false and misleading in that it fails to state that MFS Company used 12b-1 fees to participate in "shelf-space programs" to provide kickbacks to brokers for directing their clients into MFS Funds, and it fails to disclose the massive aggregate amounts involved, and it fails to disclose the benefits accorded to the Investment Advisers from that program. Additionally, the above statement is materially false and misleading for the following reasons:

(a) the Investment Adviser Defendant and/or MFS Distributors used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into MFS Funds;

(b) the Investment Advisor Defendant and/or MFS Distributors used brokerage commissions and other methods of payment over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, and that the revenue-sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) the Investment Adviser Defendant and/or MFS Distributors directed brokerage payments to firms that favored MFS Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the MFS Funds Rule 12b-1 Plan;

(d) the Investment Adviser Defendant and/or MFS Distributors compensated themselves out of investor assets for any payment they made pursuant to revenue-sharing agreements;

(e) such revenue-sharing payments created undisclosed conflicts of interest;

(f) the MFS Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(g) any economies of scale achieved by marketing of the MFS Funds to investors were not passed on to MFS Funds investors; but rather, as the MFS Funds grew, fees charged to MFS Funds investors continued to increase; and

(h) the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant were able to systematically skim millions of dollars from the investors of MFS Funds.

MATERIAL OMISSIONS REGARDING SOFT DOLLARS

126. The May 1, 2003 Prospectus for the MFS Opportunity Growth Fund is similar in substance to all MFS Funds Prospectuses issued during the Class Period in that under the heading "PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS" it states:

> As permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended, the Adviser may cause the Fund to pay a broker or dealer which provides brokerage and research services to the Adviser an amount of commission for effecting a securities transaction for the Fund in excess of the amount other brokers or dealers would have charged for the transaction if the Adviser determines in good faith that the greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker or dealer viewed in terms or either a particular transaction or the Adviser's overall responsibilities to the Fund and its other clients.

127. The Prospectus, as well as all other MFS Prospectuses, are materially false and misleading in that they failed to disclose, *inter alia*, the following materially misleading adverse facts which damaged Plaintiffs and the other members of the Class:

(a) the Investment Adviser Defendant and/or MFS Distributors used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into MFS Funds;

(b) the Investment Advisor Defendant and/or MFS Distributors used brokerage commissions and other methods of payment over and above those allowed by Rule 12b-1 to pay for the "shelf-space" programs, and that the revenue-sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) the Investment Adviser Defendant and/or MFS Distributors directed brokerage payments to firms that favored MFS Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the MFS Funds Rule 12b-1 Plan;

(d) the Investment Adviser Defendant and/or MFS Distributors compensated themselves out of investor assets for any payment they made pursuant to revenue-sharing agreements;

(e) such revenue-sharing payments created undisclosed conflicts of interest;

(f) that the soft dollar commissions were not for payment of legitimate research costs, but were a concealed method of paying brokers for preferential treatment in the marketing of MFS shares, and as such constituted an integral part of the revenue sharing program;

(g) the MFS Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(h) any economies of scale achieved by marketing of the MFS Funds to investors were not passed on to MFS Funds investors; but rather, as the MFS Funds grew, fees charged to MFS Funds investors continued to increase; and

(i) the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendant and, as a consequence, the Investment Adviser Defendant were able to systematically skim millions of dollars from the investors of MFS Funds.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

128. Plaintiffs bring these claims (except for Count V that is brought derivatively on behalf of the MFS Funds) as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who held shares, units, or like interests in any of the MFS Funds between March 24, 1999 and March 31, 2004 inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

129. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by MFS Company, MFS Distributors, and other

defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

130. Plaintiffs' claims are typical of the claims of the other members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal and state law that is complained of herein.

131. Plaintiffs will fairly and adequately protect the interests of the other members of the Class and have retained counsel competent and experienced in class and securities litigation.

132. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by Defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by Defendants' acts as alleged herein;

(c) whether statements made by Defendants to the investing public during the Class Period misrepresented material facts about the business, operations. and financial statements of the MFS Funds;

(d) whether Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

133. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

DEMAND ON THE BOARDS TO TAKE CORRECTIVE ACTION WOULD BE FUTILE

134. Plaintiffs have not made any demand on the Boards of Trustees of the MFS Funds (the "Boards") to institute this action for its derivative claim brought pursuant to the Investment Adviser Act in Count V below. Such demand would be a futile act because the Boards are incapable of making an independent and disinterested decision for the following reasons:

135. As alleged in detail herein, each of the Trustee Defendants was appointed by, and serves at the pleasure of, the Investment Adviser Defendant. Each of the Trustee Defendants is controlled by and beholden to the Investment Adviser Defendant for his or her position and substantial compensation as a Trustee. Although as a technical matter, the shareholders have a right to vote out the Trustee, the Trustees know that this is extremely unlikely if the Investment Adviser support the Trustees, which they have done throughout the Class Period. Accordingly, each of the MFS Trustees is incapable of evaluating a demand independently and disinterestedly.

136. Because of their lack of independence from the Investment Adviser Defendant, the Trustee Defendants wrongfully approved advisor fees, revenue sharing, directed brokerage, 12b-1 fees, Soft Dollars, and the materially misleading disclosures in the MFS Prospectuses in each of the years they served as Trustee.

137. As alleged in detail herein, each of the Trustee Defendants knowingly participated in, approved, and/or recklessly disregarded the wrongs complained of herein. The conduct of the Trustee Defendants was in breach of their fiduciary duties and could not have been an exercise of good faith business judgment.

138. The Trustee Defendants allowed a course of conduct that prejudiced the MFS Funds and investors as the Trustee Defendants allowed the excessive fees to be charged and shareholder investments to be used for improper purposes such as kickbacks to brokers. The payment of kickbacks to brokers was conduct that should have been prevented by the Trustee Defendants, but was not.

139. The Trustee Defendants also were self-interested in the improper kickbacks paid to brokers who steered their clients' assets into the MFS Funds in order to increase the assets in the Funds. Growth of a mutual fund is one of the keys to its survival, for if a mutual fund's assets stagnate or decrease, there is a great likelihood that the fund will be disbanded or merged with another fund. If the mutual fund is disbanded or merged, the board members for that fund necessarily lose their positions on the fund's board as well as the compensation for sitting on the fund's board.

140. Additionally, each of the Trustee Defendants' received substantial payments and benefits by virtue of his or her membership on one or more Boards and his or her control of hundreds of MFS Funds. For example:

a) Defendant Cohn oversaw 112 funds in the MFS fund complex and received compensation of $148,006 for the calendar year ended 2002.

b) Defendant Gutow oversaw 112 funds in the MFS fund complex and received compensation of $148,006 for the calendar year ended 2002.

c) Defendant Ives oversaw 112 funds in the MFS fund complex and received compensation of $164,031 for the calendar year ended 2002.

d) Defendant O'Neill oversaw 112 funds in the MFS fund complex and received compensation of $146,450 for the calendar year ended 2002.

e) Defendant Perera oversaw 112 funds in the MFS fund complex and received compensation of $151,547 for the calendar year ended 2002.

f) Defendant Poorvu oversaw 112 funds in the MFS fund complex and received compensation of $161,463 for the calendar year ended 2002.

g) Defendant Sherratt oversaw 112 funds in the MFS fund complex and received compensation of $149,006 for the calendar year ended 2002.

h) Defendant Elaine Smith oversaw 112 funds in the MFS fund complex and received compensation of $152,574 for the calendar year ended 2002.

i) Defendant Ward Smith oversaw 112 funds in the MFS fund complex and received compensation of $165,334 for the calendar year ended 2002.

141. Each of the Trustee Defendants has thus benefited from the wrongdoing herein alleged, has engaged in such conduct to preserve his or her positions of control and the benefits thereof, and has been compensated for such conduct.

142. Each of the Trustee Defendants were Directors during the Class Period and most continue to serve as a Director, and the Trustee Defendants comprise the Boards. Thus, in order to bring this action for breaching their fiduciary duties, the Trustee Defendants would be required to sue themselves and their fellow Directors with whom they have had close business and personal relationships throughout the Class Period. Accordingly, a majority of the Boards is incapable of evaluating a demand independently and disinterestedly.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

AGAINST MFS COMPANY AND THE TRUSTEE DEFENDANTS FOR VIOLATIONS OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

143. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except any allegations of fraud.

144. This Count is asserted against MFS Company in its role as investment adviser to the MFS Funds and against the Trustee Defendants for their roles in the creation, approval, and dissemination of the materially false and misleading Annual Reports, Semi-Annual Reports, Registration Statements, Prospectuses, and Statements of Additional Information.

145. MFS Company and the Trustee Defendants made untrue statements of material fact in Registration Statements and Annual and Semi-Annual Reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. MFS Company and Trustee Defendants failed to disclose the following:

(a) that the Investment Adviser Defendant authorized the payment of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendant and/or MFS Distributors compensated themselves out of investor assets for payments made pursuant to revenue-sharing agreements;

(c) that the Investment Adviser Defendant and/or MFS Distributors directed brokerage and other payments to firms that favored MFS Funds, which was a form of marketing that was not disclosed in or authorized by the MFS Funds Rule 12b-1 Plan;

(d) that the MFS Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that by paying brokers to aggressively steer their clients to the MFS Funds, the Investment Adviser Defendant were knowingly or recklessly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(f) that any economies of scale achieved by marketing of the MFS Funds to new investors were not passed on to MFS Funds investors; on the contrary, as the MFS Funds grew, fees charged to MFS Funds investors increased;

(g) that defendants improperly used Soft Dollars and excessive commissions, to pay for overhead expenses the cost of which should have been borne by Defendants and not MFS Funds investors; and

(h) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise the Investment Adviser Defendant and that, as a consequence, the Investment Adviser Defendant were able to systematically skim millions and millions of dollars from the MFS Fund investors.

146. By reason of the conduct described above, MFS Company and the Trustee Defendants violated Section 34(b) of the Investment Company Act.

147. As a direct, proximate and foreseeable result of MFS Company's and Trustee Defendants' violation of Section 34(b) of the Investment Company Act, MFS Funds investors have incurred millions of dollars in damages. For example, the "shelf space" arrangements discussed above resulted in improperly inflated fees charged to investors with no resulting benefit to investors. Additionally, the "shelf-space" payments did not contribute positively to the net asset value of the funds per share, and damaged the class members by reducing the value of their interest.

148. Plaintiffs and the other members of the Class have been specially injured by the defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders.

149. MFS Company and the Trustee Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

AGAINST MFS DISTRIBUTORS, MFS COMPANY, AND THE TRUSTEE DEFENDANTS PURSUANT TO SECTION 36(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

150. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above, except for allegations of fraud.

151. This Count is brought by Plaintiffs (as MFS Funds securities holders), on behalf of themselves and the other members of the Class, against MFS Distributors, MFS Company,

and the Trustee Defendants for breaches of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

152. MFS Distributors, MFS Company, and the Trustee Defendants each had a fiduciary duty to Plaintiffs and the other members of the Class.

153. MFS Distributors, MFS Company, and the Trustee Defendants violated Section 36(a) by improperly charging investors in the MFS Funds purported Rule 12b-1 marketing fees; by drawing on MFS Fund investor assets to make undisclosed payments of Soft Dollars, directed brokerage, and excessive commissions, in violation of Rule 12b-1; by making improper revenue-sharing payments and directly or indirectly imposing the cost of such payments on to Funds and their shareholders;

154. By reason of the conduct described above, MFS Distributors, MFS Company, and the Trustee Defendants violated Section 36(a) of the Investment Company Act.

155. As a direct, proximate, and foreseeable result of MFS Distributors', MFS Company's, and the Trustee Defendants' breaches of the fiduciary duties in their roles as principal underwriter, investment adviser, and Directors and officers, respectively to MFS Funds investors, Plaintiffs and the other members of the Class have incurred millions of dollars in damages. For example, the "shelf space" arrangements discussed above resulted in improperly inflated fees charged to investors with no resulting benefit to investors. Additionally, the "shelf-space" payments did not contribute positively to the net asset value of the funds per share, and damaged the class members by reducing the value of their interest.

156. Plaintiffs, in this Count, seek to enjoin defendants from engaging in such practices in the future, as well as recover, on their own behalf and on behalf of the other members of the Class improper Rule 12b-1 fees, Soft Dollars, excessive commissions and management fees

charged to the MFS Funds and the individual investors by MFS Distributors, MFS Company, and the Trustee Defendants.

COUNT III

AGAINST MFS DISTRIBUTORS, MFS COMPANY AND THE DIRECTOR DEFENDANTS PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

157. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above, except any allegations of fraud.

158. This Count is brought by Plaintiffs (as MFS Funds securities holders), on behalf of themselves and the other members of the Class, against MFS Distributors, MFS Company and the Trustee Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

159. MFS Distributors, MFS Company, and the Trustee Defendants had a fiduciary duty to the MFS Funds investors with respect to the receipt of compensation for services and of payments of a material nature made by and to the MFS Distributors, MFS Company, and the Trustee Defendants.

160. MFS Distributors, MFS Company, and the Trustee Defendants violated Section 36(b) by improperly charging investors in the MFS Funds purported Rule 12b-1 marketing fees, failing to reduce their advisory fees to reflect the benefit received by MFS Company from the 12b-1 payments, and by drawing on assets of the investors of MFS Funds to make undisclosed payments of Soft Dollars and excessive commissions in violation of Rule 12b-1, despite the fact that the payments at issue benefited only the Defendants and not the Funds or their investors. In addition, Defendants violated Section 36(b) by wrongfully inflating their advisory fees in an amount that would compensate them for further revenue-sharing payments made ostensibly from

the assets of MFS Company or MFS Distributors. By virtue of the forgoing, Defendants charged a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining.

161. By reason of the conduct described above, MFS Distributors, MFS Company, and the Trustee Defendants violated Section 36(b) of the Investment Company Act.

162. The Trustee Defendants received improper payments, in that they were compensated in very large amounts in return for their violation of their fiduciary duties to Plaintiffs and the other members of the Class.

163. As a direct, proximate and foreseeable result of the MFS Distributors', MFS Company's, and the Trustee Defendants' breach of the fiduciary duties in their roles as principal underwriter, investment adviser and Trustees, respectively, to the MFS Funds investors, Plaintiffs and the other members of the Class have incurred millions of dollars in damages. For example, the "shelf space" arrangements discussed above resulted in improperly inflated fees charged to investors with no resulting benefit to investors. Additionally, the "shelf-space" payments did not contribute positively to the net asset value of the funds per share, and damaged the class members by reducing the value of their interest.

164. Plaintiffs on behalf of themselves and the other members of the Class, in this count seek to recover all of the improper 12b-1 fees, Soft Dollars, excessive commissions, and management fees improperly charged to the MFS Funds and the individual investors by MFS Distributors, MFS Company, and the Trustee Defendants as alleged herein.

COUNT IV

AGAINST SUN LIFE (AS A CONTROL PERSON OF MFS COMPANY) AND MFS COMPANY (AS CONTROL PERSON OF THE TRUSTEES AND MFS DISTRIBUTORS) FOR VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

165. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except any allegations of fraud.

166. This Count is brought Plaintiffs on their own behalf and on behalf of all other members of the Class pursuant to Section 48(a) of the Investment Company Act against Sun Life who caused MFS Company to commit the violations of the Investment Company Act alleged herein, and the MFS Company, who caused the Trustee Defendants and MFS Distributors to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of Sun Life, MFS Company, the Trustee Defendants, and MFS Distributors.

167. MFS Company, the Trustee Defendants and MFS Distributors are liable under Section 34(b), 36(a), and 36(b) of the Investment Company Act to Plaintiffs and the other members of the Class as set forth herein.

168. Sun Life and was a "control person" of MFS Company, and MFS Company was a "control person" of the Trustee Defendants and MFS Distributors respectively, that caused the violations complained of herein. By virtue of their positions of operational control and/or authority over MFS Company, the Trustee Defendants and MFS Distributors, respectively, Sun Life and MFS Company and indirectly, had the power and authority, and exercised the same, to cause MFS Company, the Trustee Defendants and MFS Distributors to engage in the wrongful conduct complained of herein.

169. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Sun Life and MFS Company are liable to Plaintiffs and the other members of the Class to the same extent as are MFS Company, the Trustee Defendants and MFS Distributors for their primary violations of Sections 34(b), and 36(a) and (b) of the Investment Company Act.

170. By virtue of the foregoing, Plaintiffs, and the other members of the Class are entitled to damages against Sun Life and MFS Company.

INVESTMENT ADVISER ACT CLAIMS

COUNT V

AGAINST THE INVESTMENT ADVISER DEFENDANT MFS COMPANY UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE MFS FUNDS

171. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

172. This Count is brought by Plaintiffs derivatively against the Investment Adviser Defendant on behalf of the MFS Funds based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

173. The Investment Adviser Defendant had advisory contracts with the MFS Funds and served as "investment adviser" to the MFS Funds and the MFS Funds investors pursuant to the Investment Advisers Act. The MFS Funds, and their shareholders, were the intended beneficiaries of these advisory contracts and investment advisor services.

174. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendant was required to serve the MFS Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

175. During the Class Period, the Investment Adviser Defendant breached its fiduciary duties to the MFS Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the MFS Funds. The Investment Adviser Defendant breached its fiduciary duties owed to the MFS Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to

constitute a deceit and fraud upon the MFS Funds. The Investment Adviser Defendant is liable as a direct participant in the wrongs complained of herein.

176. The Investment Adviser Defendant had a duty to (1) disseminate accurate and truthful information with respect to the MFS Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the MFS Funds. The Investment Adviser Defendant participated in the wrongdoing complained of herein in order to prevent the MFS Funds from knowing of the Investment Adviser Defendant's breaches of fiduciary duties including: (1) the charging of improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" to satisfy *quid pro quo* shelf space arrangements; and (4) charging excessive and improper commission payments to brokers.

177. As a result of the Investment Adviser's multiple breaches of it fiduciary duties owed to the MFS Funds, the MFS Funds were damaged.

178. The MFS Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendant and recover all fees paid in connection with such agreements.

BREACH OF FIDUCIARY DUTY CLAIMS

COUNT VI

BREACH OF FIDUCIARY DUTY AGAINST MFS COMPANY ON BEHALF OF THE CLASS

179. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except allegations of fraud.

180. This count is brought by Plaintiffs on their own behalf and on behalf of all other members of the Class against MFS Company for breach of fiduciary duty.

181. As investment adviser to the MFS Funds, MFS Company was a fiduciary to Plaintiffs and the other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

182. As set forth above, MFS Company breached its fiduciary duties to Plaintiffs and the other members of the Class.

183. Plaintiffs and the other members of the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of MFS Company and have suffered substantial damages. For example, the "shelf space" arrangements discussed above resulted in improperly inflated fees charged to investors with no resulting benefit to investors. Additionally, the "shelf-space" payments did not contribute positively to the net asset value of the funds per share, and damaged the class members by reducing the value of their interest.

184. Because MFS Company acted with reckless and willful disregard for the rights of Plaintiffs and the other members of the Class, the Investment Adviser Defendant is liable for punitive damages in an amount to be determined by the jury.

COUNT VII

BREACH OF FIDUCIARY DUTY AGAINST THE TRUSTEE DEFENDANTS ON BEHALF OF THE CLASS

185. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except allegations of fraud.

186. As MFS Funds Trustees and Officers, the Trustee Defendants had a fiduciary duty to the MFS Funds and MFS Funds investors to supervise and monitor the Investment Adviser Defendant MFS Company.

187. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their failure to prevent MFS Company from (1) issuing deceptive

documents to investors; (2) charging improper Rule 12b-1 marketing fees; (3) making improper undisclosed payments of Soft Dollars; (4) making unauthorized use of "directed brokerage" to satisfy *quid pro quo* shelf space arrangements; (5) charging excessive and improper commission payments to brokers; and (6) making improper revenue-sharing payments, the cost of which was borne by the MFS Fund investors.

188. Plaintiffs and the other members of the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Trustee Defendants and have suffered substantial damages. For example, the "shelf space" arrangements discussed above resulted in improperly inflated fees charged to investors with no resulting benefit to investors. Additionally, the "shelf-space" payments did not contribute positively to the net asset value of the funds per share, and damaged the class members by reducing the value of their interest.

189. Because the Trustee Defendants acted with reckless and willful disregard for the rights of Plaintiffs and the other members of the Class, the Trustee Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VIII

AIDING AND ABETTING A BREACH OF FIDUCIARY DUTY AGAINST ALL DEFENDANTS ON BEHALF OF THE CLASS

190. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except any allegations of fraud.

191. At all times herein, the broker dealers that sold MFS Funds had fiduciary duties of loyalty to their clients, including Plaintiffs and the other members of the Class.

192. Defendants knew or should have known that the broker dealers had these fiduciary duties.

193. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing MFS Funds, and by failing to disclose the receipt of such fees for such purposes, the brokerages breached their fiduciary duties to Plaintiffs and the other members of the Class.

194. Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless knowingly provided substantial assistance to the brokerages by continuing the improper payments, as described herein, for brokerages to push MFS Funds.

195. Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, Defendants are liable therefore.

196. As a direct, proximate and foreseeable result of the defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiffs and the other members of the Class have suffered damages. For example, the "shelf space" arrangements discussed above resulted in improperly inflated fees charged to investors with no resulting benefit to investors. Additionally, the "shelf-space" payments did not contribute positively to the net asset value of the funds per share, and damaged the class members by reducing the value of their interest.

197. Because Defendants acted with reckless and willful disregard for the rights of Plaintiffs and the other members of the Class, Defendants are liable for punitive damages in an amount to be determined by the jury.

UNJUST ENRICHMENT

COUNT IX

AGAINST ALL DEFENDANTS FOR UNJUST ENRICHMENT ON BEHALF OF THE CLASS

198. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except any allegations of fraud.

199. Defendants benefited from their unlawful acts through the excessive and improper fees they charged and received from Plaintiffs and the other members of the Class. It would be inequitable for Defendants to be permitted to retain the benefit of these overpayments, which were conferred by Plaintiffs and other members of the Class retained by Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

(A) Determining that this action is a proper class action and certifying Plaintiffs as the Class representative and Plaintiffs' counsel as Class counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

(B) Awarding compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(C) Awarding punitive damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(D) Awarding the MFS Funds rescission of their contracts with the Investment Adviser Defendant, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendant;

(E) Ordering an accounting of all MFS Funds-related fees, commissions, and Soft Dollar payments;

(F) Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

(G) Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

(H) Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(I) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated March 3, 2005

MOULTON & GANS, P.C.

By: /s/ Nancy Freeman Gans
Nancy Freeman Gans (BBO #184540)
33 Broad Street, Suite 1100
Boston, Massachusetts 02109-4216
(617) 369-7979

Counsel for Plaintiffs Eric Forsythe and Larry R. Eddings and Proposed Liaison Counsel for Plaintiffs and the Class

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Counsel for Plaintiff Eric Forsythe and Proposed Co-Lead Counsel for Plaintiffs and the Class

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Alan Schulman
Robert S. Gans
Timothy A. DeLange
Jerald D. Bien-Willner
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
(858) 793-0070

Counsel for Plaintiff Chicago Deferred Compensation Plan and Proposed Co-Lead Counsel for Plaintiffs and the Class

WEISS & LURIE
Joseph H. Weiss
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
(212) 682-3025

Counsel for Plaintiff Larry R. Eddings and Proposed Co-Lead Counsel for Plaintiffs and the Class

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

Counsel for Plaintiff Eric Forsythe

STULL, STULL & BRODY
Jules Brody
Mark Levine
Aaron Brody
6 East 45th Street
New York, New York 10017
(212) 687-7230

Counsel for Plaintiff Larry R. Eddings

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, Pennsylvania 19004
(610) 667-7706

Counsel for Plaintiff Richard Koslow

GILMAN AND PASTOR LLP
David Pastor (BBO #391000)
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, Massachusetts 01906
(781) 231-7850

Counsel for Plaintiff Richard Koslow

CERTIFICATE OF SERVICE

I, Nancy Freeman Gans, hereby certify that a true copy of the above document was served upon each party by hand and/or by regular mail, postage prepaid, on March 3, 2005.

/s/ Nancy Freeman Gans
Nancy Freeman Gans

Exhibit A

THE MFS FUNDS

MFS Capital Opportunities Fund,
MFS Core Growth Fund,
MFS Emerging Growth Fund,
MFS Growth Opportunities Fund,
MFS Large Cap Growth Fund,
MFS Managed Sectors Fund,
MFS Mid Cap Growth Fund,
MFS New Discovery Fund,
MFS New Endeavor Fund,
MFS Research Fund,
MFS Strategic Growth Fund,
MFS Technology Fund,
Massachusetts Investors Growth Stock,
MFS Mid Cap Value Fund,
MFS Research Growth And Income Fund,
MFS Strategic Value Fund,
MFS Total Return Fund,
MFS Union Standard Equity Fund,
MFS Utilities Fund, MFS Value Fund,
Massachusetts Investors Trust,
MFS Aggressive Growth Allocation Fund,
MFS Conservative Allocation Fund,
MFS Growth Allocation Fund,
MFS Moderate Allocation Fund,
MFS Bond Fund,
MFS Emerging Markets Debt Fund,
MFS Government Limited Maturity Fund,
MFS Government Mortgage Fund,
MFS Government Securities Fund,
MFS High Income Fund,
MFS High Yield Opportunities Fund,
MFS Intermediate Investment Grade Bond Fund,
MFS Limited Maturity Fund,
MFS Research Bond Fund,
MFS Strategic Income Fund,
MFS Alabama Municipal Bond Fund,
MFS California Municipal Bond Fund,
MFS Florida Municipal Bond Fund,
MFS Georgia Municipal Bond Fund,
MFS Maryland Municipal Bond Fund,
MFS Massachusetts Municipal Bond Fund,
MFS Mississippi Municipal Bond Fund,

MFS Municipal Bond Fund,
MFS Municipal Limited Maturity Fund,
MFS New York Municipal Bond Fund,
MFS North Carolina Municipal Bond Fund,
MFS Pennsylvania Municipal Bond Fund,
MFS South Carolina Municipal Bond Fund,
MFS Tennessee Municipal Bond Fund,
MFS Virginia Municipal Bond Fund,
MFS West Virginia Municipal Bond Fund,
MFS Emerging Markets Equity Fund,
MFS Global Equity Fund,
MFS Global Growth Fund,
MFS Global Total Return Fund,
MFS International Growth Fund,
MFS International New Discovery Fund,
MFS International Value Fund,
MFS Research International Fund,
MFS Cash Reserve Fund,
MFS Government Money Market Fund,
MFS Money Market Fund

VERIFICATION

I, Eric Forsythe, hereby verify under penalty of perjury that I have reviewed the Consolidated Amended Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

March 2, 2005

Eric Forsythe

VERIFICATION

I, Richard Koslow, hereby verify under penalty of perjury that I have reviewed the Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATED: March 1, 2005

Richard Koslow